InVision Technologies



ANNUAL REPORT 2001



# RESPONDING TO A CHANGED WORLD



PROVEN TECHNOLOGY | MARKET LEADERSHIP | MANUFACTURING CAPACITY | STRATEGIC DIVERSIFICATION


InVision
InVision
CAUTION

INVISION TECHNOLOGIES DEVELOPS, MANUFACTURES, MARKETS AND SUPPORTS EXPLOSIVES DETECTION SYSTEMS BASED ON ADVANCED COMPUTED TOMOGRAPHY (CT) TECHNOLOGY FOR CIVIL AVIATION SECURITY. WITH MORE THAN 90% OF THE INSTALLED GLOBAL BASE OF FAA-CERTIFIED EDS, INVISION HAS SHIPPED OVER 270 CTX SYSTEMS WORLDWIDE TO PROVIDE THE TRAVELING PUBLIC WITH THE BEST DETECTION CAPABILITIES AVAILABLE FOR CHECKED BAGGAGE. INVISION'S WHOLLY OWNED SUBSIDIARY QUANTUM MAGNETICS DEVELOPS WEAPONS, NARCOTICS, EXPLOSIVES AND OTHER DETECTION SYSTEMS BASED ON QUADRUPOLE RESONANCE AND OTHER PROPRIETARY MAGNETIC SENSING TECHNOLOGIES. INVISION'S WHOLLY OWNED SUBSIDIARY INOVEC DEVELOPS, MANUFACTURES, MARKETS AND SUPPORTS SCANNING, OPTIMIZATION AND CONTROL SYSTEMS FOR THE FOREST PRODUCTS INDUSTRY.

## InVision Management

Dr. Sergio Magistri
*President and Chief Executive Officer*

Donald E. Mattson
*Senior Vice President and Chief Operating Officer*

Ross Mulholland
*Senior Vice President and Chief Financial Officer*

David Pillor
*Senior Vice President, Marketing and Sales*

Mark Falkowski
*Senior Vice President, Worldwide Customer Operations and Services*

Dr. François Mesqui
*Vice President and Chief Technology Officer*

Lee Deal
*Vice President, Engineering*

Michael Garey
*Vice President, Human Resources*

Frederick F. Muntz
*Vice President, the Americas*

Waldemar Orlow
*Vice President, Operations*

Richard Suffoletto
*Vice President, Customer Service – America*

## Inovec Management

Alan Bazzaz
*Chief Executive Officer*

## Quantum Management

Dr. Lowell Burnett
*President and Chief Executive Officer*

InVision Technologies, Inc.
7151 Gateway Blvd.
Newark, CA 94560
Phone: 510.739.2400
Fax: 510.739.6400

# InVision Technologies



President and CEO Sergio Magistri, Ph.D., and Chairman of the Board Professor Giovanni Lanzara, discuss InVision's proven technology, market leadership, manufacturing capacity and commitment to broadening market opportunities through strategic diversification.





The world changed on September 11, 2001. And InVision started immediately to put in place plans to support the war against terrorism.









# TO OUR STOCKHOLDERS AND EMPLOYEES

WE ARE PLEASED TO REPORT THAT 2001 WAS A SUCCESSFUL YEAR FOR INVISION TECHNOLOGIES. IT WAS ALSO A YEAR OF RAPID CHANGE. AFTER SEPTEMBER 11, WE BEGAN A FAST RAMP-UP OF THE COMPANY TO SUPPORT THE WAR AGAINST TERRORISM. TODAY WE ARE WELL-FINANCED, PROPERLY STAFFED AND READY TO EXECUTE OUR PLANS.

With a successful follow-on public offering that raised $86 million in early 2002, along with proven technology, market leadership, ample manufacturing capacity and a commitment to broadening our market opportunities through strategic diversification, we believe InVision® is very well positioned to meet the challenges resulting from September 11, as well as for a bright future for our stockholders.

During the summer of 2001, we implemented plans that positioned us to produce sustainable profitability with conservative estimates of worldwide demand for our baggage screening systems. In doing so, we maintained our core competencies and our ability to respond if circumstances changed—and change they did.

On September 11, 2001, an act of war was committed against the United States, and the effects of these attacks altered everything about InVision—everything, that is, except our commitment to providing the best detection systems for finding explosives concealed in baggage.

After September 11, the nation made a permanent commitment to homeland defense and aviation security. The national consensus to fight terrorism is broad-based, massive and unprecedented. Despite inconvenience and delays, the traveling public generally feels that security measures are justified.

Following the attacks, President Bush signed into law the Aviation and Transportation Security Act, which federalized aviation security and set up the new Transportation Security Administration (TSA) under the Department of Transportation. Most significantly, the new law mandates 100% screening of checked baggage by Explosives Detection Systems (EDS) by the end of 2002.

*continued on next page*

 continued from page 3

During the last months of 2001, we prepared to meet the mandate. More detail on our manufacturing ramp-up is provided in the following pages. We are expanding production within our factory by outsourcing product build and test by utilizing contract manufacturers. The economics of contract manufacturing are attractive, and permit large increases in capacity without large capital investments.

Even before September 11, we were the world leader in FAA-certified explosives detection systems, having provided more than 90% of these systems installed to date. Our family of products includes models suited to various applications, from free-standing, small-footprint CTX 2500 systems to the biggest and fastest model, our CTX 9000 DSi™ system, designed for integration into baggage handling systems. Our CTX systems are based on the same CAT-scan technology used in medical imaging. But while the technology platform is well understood, over the years, InVision has added unique detection, safety, capacity and programming innovations that make CTX the recognized leader in FAA-certified explosives detection.

As an example, during 2001, we introduced the High Detection Enhancement (HDE) option for our CTX 5500 DS systems. This technology advance raises detection to levels beyond the FAA certification requirements, and will allow our EDS to detect smaller amounts of explosives than ever before. We plan to develop HDE for all of our systems to address what we believe is the trend to more stringent detection standards in the current environment.

Later in this report, we discuss advances in our ARGUS development project to build a small CTX system for low-throughput applications. Other projects underway rely on different technologies, and target new markets for InVision. In 1997, we acquired Quantum Magnetics® (Quantum), a premier research and development laboratory in San Diego, California. The scientists at Quantum are working on explosives detection based on quadrupole resonance technology, derived from medical magnetic resonance imaging, or MRI. This platform supports our work in landmine detection, as well as systems for screening parcels, mail and luggage, explosives detection applied to liquids, and passenger screening. We also build passenger portals that permit quick, accurate detection of metallic threats on people boarding aircraft and entering secure areas in buildings, entertainment venues, and the like. Please read on to learn more about the contributions Quantum is making to the InVision family of products.

Our WoodVision™ R&D effort continues to show promise to bring CT-based detection to the forest products industry. The economic implications for the timber industry are attractive.

EVEN BEFORE SEPTEMBER 11, INVISION WAS THE WORLD LEADER IN FAA-CERTIFIED EXPLOSIVES DETECTION SYSTEMS, HAVING PROVIDED MORE THAN 90% OF THESE SYSTEMS INSTALLED TO DATE.

Cutting around flaws in the logs will avoid expensive waste, and our CT scanners are designed to "certify" lumber quality before shipment from the harvest point based on density and other characteristics. While we focus on our core explosives detection business, we maintain the team devoted to this effort with an eye to potential partnerships that might help us advance developments to market log-scanning systems in the future. Later in this report, we provide an update on developments in this effort.

But explosives detection is our primary focus for the foreseeable future. We are well positioned to meet the need for hardened aviation security with our current products and the product pipeline in development. We believe that meeting the mandate of the Aviation and Transportation Security Act will occur in several phases, and we see opportunities for InVision at every point. First, the smaller CTX 2500 and CTX 5500 DS systems will be deployed in airport lobbies. We believe the second phase will focus on passenger and airport convenience, and will see the bigger airports moving to automated baggage handling systems utilizing our CTX 9000 DSi systems, integrated into the conveyor systems where luggage can be conveniently screened before being loaded into aircraft. We expect the United States government to focus next on flights coming into the country, and our international footprint of installed systems globally positions us well to meet the increasing demands outside our borders. Further, our product development pipeline offers alternatives for next-generation screening of passengers and their carry-on luggage.

Additionally, as InVision's installed base of EDS significantly grows, our maintenance and service contract business grows correspondingly. About 85% of EDS installations result in post-warranty service contracts. The service business is a substantial opportunity and competitive edge for InVision. We continue to invest globally in manpower and systems to ensure that our CTX systems remain the best-supported EDS.

QUADRUPOLE RESONANCE TECHNOLOGY SUPPORTS OUR WORK IN LANDMINE DETECTION, AS WELL AS SYSTEMS FOR SCREENING PARCELS, MAIL AND LUGGAGE, EXPLOSIVES DETECTION APPLIED TO LIQUIDS, AND PASSENGER SCREENING.

We have strengthened our management team with the addition of Don Mattson, our Chief Operating Officer, who joined us in late 2000. Don brings many years of experience as a Senior Manager in high technology development and manufacturing companies. Additionally, Ross Mulholland, our Chief Financial Officer, joined us in early 2001. Ross also brings years of experience as a CFO in rapid-growth companies both large and small. Additionally, early in 2002, Mark Falkowski joined us as Senior Vice President of Worldwide Customer Operations and Service. Mark has extensive experience in developing service businesses in the medical CAT-scan industry.

InVision has been spotlighted in the media and the financial markets as a leader in the newly prominent homeland security industry. But while the recognition is new, the company is not. InVision is 12 years old, profitable, and globally positioned. We are continuing to do what made us a leader even before September 11: We build the world's best explosives detection systems, sell them to aviation authorities the world over, support and service those systems, and continue to develop new innovations to further strengthen security through proprietary detection technologies.

We believe the security threats resulting from September 11 are long term. As a result we plan to meet these challenges not only through existing products and product development, but with strategic acquisitions primarily in the security arena that will attractively complement our core business well into the future.

If you still have questions after reviewing this report, we invite you to contact our Investor Relations department. We're proud to tell our story to the world, and we are grateful to our stockholders for their support through the years.

Sincerely,

Sergio Magistri
President and Chief Executive Officer

Giovanni Lanzara
Chairman of the Board



## INVISION TECHNOLOGIES, INC.

# MEETING THE CHALLENGE

*THE WORLD CHANGED ON SEPTEMBER 11, 2001.*
*AND INVISION STARTED IMMEDIATELY TO PUT IN PLACE PLANS TO SUPPORT THE WAR AGAINST TERRORISM.*

As the leading manufacturer of FAA-certified Explosives Detection Systems (EDS) for checked baggage, we began implementing plans to expand our own manufacturing capabilities to build our CTX 2500™, CTX 5500 DS™ and CTX 9000 DSi™ systems, anticipating increased demand from our own government, as well as from our international customers.

President Bush's signature in November, 2001, on the Aviation and Transportation Security Act defined several aspects of the job ahead for InVision®. First, the Act calls for EDS screening of 100% of the baggage that is to be checked into the hold of passenger aircraft. The Act also creates the Transportation Security Administration, which has taken over security responsibilities for airports, among other facilities. This new government agency will employ all bag screeners, air marshals, and terminal security personnel and will make purchasing decisions on security equipment. Funding for this equipment comes from several sources, including special appropriations by Congress, the budgets for homeland security and defense, and the ticket tax imposed on air passengers in the Act.

Even before the new law was signed, however, the team at InVision was preparing for war-time production. The main constraints to increasing production capacity were people, components and manufacturing space. We began to address all of these areas immediately.

Training new manufacturing employees takes several weeks, and in anticipation of orders from the U.S. government, we added substantially to our manufacturing team during the fourth quarter. Our Chief Operating Officer, Don Mattson, instituted a change from small lot production to true assembly line-style production, and also created a materials handling system suited to volume manufacturing. We continue to add manufacturing people, and as we go to press with this report we are operating our factory on a two shift basis. We added to the leadership in Customer Operations to expand the support to airports to effectively deploy and maintain the new systems we anticipated would be ordered.

As component supply was a critical element in expanding capacity we immediately contacted our supply base to understand their capabilities. With their help we determined our optimum production capacity. In some cases this is being enhanced through the development of second sources. We have very high standards for our suppliers, as the parts they provide are essential for our CTX™ systems to pass FAA certification processes. We are confident we have the long-term supplier relationships and knowledge of new sources world-wide to allow us to ramp production effectively.

continued on next page



THE MAIN CONSTRAINTS TO increasing production capacity WERE PEOPLE, PARTS AND MANUFACTURING SPACE. WE BEGAN TO ADDRESS ALL OF THESE AREAS immediately.

## FAMILY OF PRODUCTS IN THE MARKET NOW

The broad family of EDS that we build serves the needs of large airports with fully-integrated automatic baggage handling systems as well as the different requirements of smaller airports.

continued from page 7

We doubled our manufacturing footprint by reclaiming factory space that was previously sub-leased.

Additionally, we brought in a contract manufacturer to expand our production capabilities. Such a relationship provided flexibility in expanding production to meet increased order flow. CoorsTek, Inc., a contract manufacturing company will assemble a portion of our CTX 2500 and CTX 5500 DS orders. They will also manage materials handling for all CTX 2500 and CTX 5500 DS systems. We anticipate adding other contract manufacturing support as required.

As the end of the year 2001 approached, we began to see significant demand increases. Orders booked in the fourth quarter of 2001 were the highest since 1996, when the Federal Aviation Administration placed its first order for EDS from InVision. Interestingly, the demand during the fourth quarter of 2001 was largely from our international customers.

In 2001, we had several new orders from France, our second-largest customer in the world. These orders will help them meet the requirements of the European Civil Aviation Commission's (ECAC) December 31, 2002, deadline for 100% screening of checked baggage. We also received orders from El Al Israel Airlines, one of our oldest customers, for systems to be deployed in Israel and their domiciles in airports throughout the world. El Al Israel uses InVision's CTX explosives detection systems exclusively for its automated checked baggage screening, in addition to its own stringent security processes. First-time orders during 2001 came from Sweden, Chile, Italy and the Philippines.

InVision has been building explosives detection systems since 1994, when we were first certified by the Federal Aviation Administration. Prior to the events of September 11, we were expanding our global footprint of installed CTX systems, operating a profitable business, and diversifying into other detection businesses.



EACH CTX SYSTEM REPRESENTS AN opportunity TO PROVIDE CONTRACTED SERVICE. AFTER THE INITIAL WARRANTY PERIOD EXPIRES, CUSTOMERS HAVE OPTED TO PURCHASE SERVICE CONTRACTS ON more than 85% OF INSTALLED UNITS.

## PROGRESS ON THE NEWEST CTX MODEL

We achieved a key milestone on our ARGUS project in October of 2001, when we produced our first bag image with the new system.

We have customers in 18 countries, including the United States. By the end of 2001, InVision had 271 systems shipped for installation in more than 85 airports worldwide.

At the end of 2001, InVision had more than 90% market share of FAA-certified EDS systems worldwide. The broad family of EDS that we build serves the needs of large airports with fully-integrated automatic baggage handling systems as well as the different requirements of smaller airports, and everything in between.

Each CTX system we sell throughout the world represents an opportunity for us to provide contracted service to the users. After the initial warranty period expires, our customers have opted to purchase service contracts for about 85% of installed units. We employ field service engineers, assigned to airports, to maintain the systems. We maintain parts depots throughout the world to supply our engineers and permit them to deliver the fastest service in the industry. Our service revenues in 2001 were up more than 15% from the year earlier, and we anticipate that this revenue stream will continue to grow as the installed base of our EDS grows.

We achieved a key milestone on our ARGUS project in October of 2001, when we produced our first bag image with the new system. The ARGUS effort is an FAA-funded initiative to build a small-footprint, low cost EDS for low-throughput applications. InVision has been working to achieve commercial development of this system since 2000. Our ARGUS system, which we plan to introduce as the "CTX 1000," meets the specifications laid out by the FAA. The prototype CTX 1000 is now installed in a Bay Area airport collecting images for its software database. We anticipate certification of the CTX 1000 during 2002, and hope to introduce it into the marketplace soon thereafter.

Our subsidiary Quantum Magnetics® (Quantum) continues its high-level research and development work, funded by government grants and contracts, mostly from the Department of Defense and the Transportation Security Administration. In 2001, Quantum not only developed but also sold products,

*continued on next page*

## STRATEGIC DIVERSIFICATION: INVISION IN THE FOREST PRODUCTS INDUSTRY

Our wood business consists of two units, Inovec, a profitable company that sells laser-based log scanning equipment to improve lumber yields, and our WoodVision R&D effort, where we are developing CT-based log scanning systems that "see" defects hidden inside logs.

We saw substantial market acceptance of Inovec's StereoScan laser based scanner in 2001, despite weakness in the timber industry. Inovec's laser scanners provide information about orienting a log before it is sawn to create the greatest volume of cut lumber. Our customers tell us they can recoup the cost of a StereoScan system within one year, by improving yield. During 2001, we introduced the ContourScan, similar to the StereoScan but customized for use with smaller logs.

At WoodVision™, we opened a test facility in Eugene, Oregon, to gain real-world experience scanning logs. When perfected, this scanner technology will permit sawmills to avoid flaws in logs, reducing waste, and will allow foresters to grade logs before delivery to sawmills. This will improve efficiency and lessen transportation costs. We completed a successful comprehensive test of Radiata Pine in collaboration with a large forest-products company.

While our key opportunity for the immediate future is in explosives detection systems for aviation security, we are also focused on wood scanning opportunities to leverage our detection capabilities into other economic sectors. ▯

continued from page 9

## THE ONLY FAA-CERTIFIED TECHNOLOGY

Cross-sectional CAT scan imaging has been the only automated explosives detection system certified by the Federal Aviation Administration since 1994.



including several *i*-Portal™ 100 systems, which are next-generation weapons and metal detectors that allow pinpoint identification of metallic threats on people. In 2001, Quantum also sold QScan® systems for screening parcels and mail to the Department of Defense. The QScan is based on quadrupole resonance, the same technology platform under development in Quantum's sophisticated landmine detection systems. Work on landmine detection also supports the development now underway of a hand-held wand to screen people for possible concealed weapons and explosives. The *i*-Portal system and the quadrupole resonance products are currently being tested in live airport environments, and the landmine detectors are undergoing advanced trials at government facilities.

Quantum continues to win research contracts, which provide unparalleled opportunities for InVision. The company has the rights to commercialize products developed in conjunction with the work done under these awards. We see our team at Quantum broadening our product suite and fueling our continued leadership in security in airports, as well as other security venues.

As the year drew to a close, we were deep in talks with the Department of Transportation to deliver hundreds of EDS units. In March and April, 2002, we announced $320 million in orders from the Transportation Security Administration to get us started, and we look forward to additional orders.

President Bush asked all Americans to get on with their lives after the horror of September 11. At InVision, that means building more systems to detect concealed explosives in luggage, and looking forward with new technologies to expand our own capabilities to contribute more broadly to the need for homeland security, both within and beyond our borders. In the future, Invision Technologies, Inc. will be doing more of that than ever before. ▯



*WE DOUBLED OUR MANUFACTURING FLOOR SPACE TO BUILD OUR CTX 9000 DSi EDS (SHOWN HERE), THE BIGGEST AND FASTEST EXPLOSIVE DETECTOR IN OUR FAMILY OF PRODUCTS.*


InVision Technologies


WALL

## SELECTED FINANCIAL DATA

The following selected consolidated financial data is qualified by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto and the other information contained in this annual report.

The selected consolidated balance sheet data as of December 31, 2001 and 2000 and the selected consolidated statements of operations data for each year in the three years ended December 31 2001, have been derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 1997 through 1999 and the consolidated statements of operations data for the years ended December 1998 and 1997 have been derived from our audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of future results. Our net income for the year ended December 31, 2001 includes the reversal of our deferred tax asset valuation allowance of $5.7 million which increased net income for 2001. Cost of revenues and operating expenses are net of amounts reimbursed under research and development contracts and grants with governmental agencies of $8.3 million in 2001, $1.7 million in 2000, $865,000 in 1999, $3.6 million in 1998 and $2.1 million in 1997. We acquired Inovec effective January 1, 2000, which was accounted for as a purchase and, accordingly, Inovec's results of operations are only included in the consolidated statements of operations for the years ended December 31, 2001 and 2000.

| Year Ended December 31, | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | | |
| ***Consolidated Statements of Operations Data:*** | | | | | |
| Revenues: | | | | | |
| Product revenues | $46,536 | $58,713 | $43,160 | $60,854 | $55,216 |
| Service revenues | 11,239 | 9,801 | 4,582 | 2,430 | 1,211 |
| Government contract revenues | 16,556 | 10,632 | 10,694 | 7,210 | 5,533 |
| Total revenues | 74,331 | 79,146 | 58,436 | 70,494 | 61,960 |
| Cost of revenues: | | | | | |
| Product costs | 28,782 | 39,333 | 24,886 | 32,701 | 27,576 |
| Service costs | 7,162 | 6,512 | 3,678 | 2,245 | 451 |
| Government contract costs | 13,010 | 7,849 | 7,739 | 5,223 | 4,273 |
| Total cost of revenues | 48,954 | 53,694 | 36,303 | 40,169 | 32,300 |
| Gross profit | 25,377 | 25,452 | 22,133 | 30,325 | 29,660 |
| Operating expenses: | | | | | |
| Research and development | 7,979 | 11,039 | 10,443 | 8,498 | 8,635 |
| Selling, general and administrative | 14,727 | 16,551 | 11,767 | 12,997 | 12,323 |
| Acquisition costs | — | — | — | — | 685 |
| Total operating expenses | 22,706 | 27,590 | 22,210 | 21,495 | 21,643 |
| Income (loss) from operations | 2,671 | (2,138) | (77) | 8,830 | 8,017 |
| Interest expense | (289) | (195) | (227) | (390) | (428) |
| Interest and other income, net | 570 | 527 | 754 | 697 | 242 |
| Income (loss) before income taxes | 2,952 | (1,806) | 450 | 9,137 | 7,831 |
| Provision (benefit) for income taxes | (4,571) | — | 67 | 1,096 | 1,192 |
| Net income (loss) | $ 7,523 | $ (1,806) | $ 383 | $ 8,041 | $ 6,639 |
| Net income (loss) per share: | | | | | |
| Basic | $ 0.58 | $ (0.14) | $ 0.03 | $ 0.67 | $ 0.60 |
| Diluted | $ 0.52 | $ (0.14) | $ 0.03 | $ 0.63 | $ 0.55 |
| Weighted average shares outstanding: | | | | | |
| Basic | 12,998 | 12,510 | 12,133 | 12,046 | 11,141 |
| Diluted | 14,343 | 12,510 | 12,751 | 12,827 | 12,166 |

| December 31, | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| *(in thousands)* | | | | | |
| ***Consolidated Balance Sheet Data:*** | | | | | |
| Cash, cash equivalents and short-term investments | $13,378 | $11,908 | $24,169 | $12,457 | $19,190 |
| Working capital | 49,634 | 37,672 | 40,913 | 38,911 | 31,806 |
| Total assets | 89,733 | 69,332 | 62,987 | 63,486 | 57,251 |
| Long-term obligations | 680 | 1,861 | 1,181 | 1,565 | 1,336 |
| Total stockholders' equity | 61,420 | 47,504 | 47,485 | 46,830 | 38,816 |

*The discussion below includes forward-looking statements that involve risks and uncertainties. When used in this Annual Report, the words "anticipate," "believe," "estimate," and "expect" and similar expressions identify these forward-looking statements. Our actual results, performance, or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include:*

- *The timing and size of orders from our major customers including most prominently the Transportation Security Administration and the FAA;*
- *If our manufacturing capacity is not sufficient to meet demand for our EDS products, or our suppliers do not supply us with components in a timely manner, customers will obtain EDS products from other sources;*
- *Many of our customers are governmental entities subject to budgeting limitations, which may limit the amount of our products that they can purchase;*
- *We have granted a royalty-bearing limited license to the U.S. government to have our products produced by other manufacturers, and if these other manufacturers produce our products, we may lose expected revenue opportunities;*
- *Because of the increased market for our EDS products, new competitors may enter the market, which could substantially increase competition; and*
- *We rely on large orders from a few customers, and the loss of any large order would materially hurt our business.*

*Additional factors that could cause or contribute to such differences are set forth under the caption "Risk Factors" in "Item 1. Business" of our Annual Report on Form 10–K/A filed with the Securities and Exchange Commission on March 27, 2002.*

### *Overview*

InVision is organized under three segments. Our EDS business manufactures CT-based detection products used by the aviation industry to screen baggage for explosives. Our wholly-owned subsidiary, Quantum, utilizes QR, and magnetic sensing technologies for the inspection, detection and analysis of explosives, concealed weapons and other materials. Our Wood division consists of Inovec, which manufactures systems using laser-based technologies to improve sawmill yield, and WoodVision, which is developing our CT technology to increase the value of harvested timber. Financial information for each segment, including revenue, profits and total assets, as well as total revenues by geographic location, is reported in Note 11 of our consolidated financial statements contained in this Annual Report. Substantially all of our long-lived assets are located in the United States.

Our revenues are primarily comprised of:

- EDS product revenues, which include revenues from sales of CTX systems, related accessories and spare parts, and related installation and configuration, and EDS service revenues, which include revenues from maintenance contracts related to product support, integration and other services, including those complex integrations and configurations that are separate from product revenues. Our EDS product sales accounted for 49.1% of our total revenues in 2001, 58.8% of our total revenues in 2000 and 73.6% of our total revenues in 1999, and our EDS service revenues accounted for 12.9% of our total revenues in 2001, 10.5% of our total revenues in 2000 and 7.8% of our total revenues in 1999;
- Quantum government contract revenues, which include revenues primarily from development contracts utilizing QR and magnetic sensing technologies with government agencies and private entities. Our Quantum government contract revenues accounted for 22.3% of our total revenues in 2001, 13.4% of our total revenues in 2000 and 18.3% of our total revenues in 1999; and
- Wood product revenues from the sales of control and automation systems for material processing equipment and related accessories, installation and configuration, and service revenues from maintenance contracts related to product support, repairs and other services. Our Wood product sales accounted for 13.1% of our total revenues in 2001 and 15.0% of our total revenues in 2000, and our Wood service revenues accounted for 2.1% of our total revenues in 2001 and 1.9% of our total revenues in 2000.

We market our products and services directly through internal sales personnel and indirectly through authorized agents, distributors and systems integrators. In the United States, we market our products and services primarily through direct sales personnel. Internationally, we use a direct sales force and authorized representatives to sell our products. For the year ended December 31, 2001, international sales represented 32.5% of total revenues, for the year ended December 31, 2000, international sales represented 26.2% of total revenues, and for the year ended December 31, 1999, international sales represented 14.7% of total revenues.

EDS In any given fiscal quarter or year, our EDS product revenues are derived from orders of multiple units of our EDS products from a limited number of customers. For example, in 2001, seven customers accounted for all of our EDS units sold. The number of our customers does not vary widely from period to period, and we are dependent on multiple orders from this small number of customers for a substantial portion of our revenues. Therefore, a cancellation or delay of an order from a customer could have a significant negative impact on our operations in a given period. For the year ended December 31, 2001, we generated $20.0 million from EDS sales to our largest customer, the FAA, representing 26.9% of total revenues, for the year ended December 31, 2000, we generated $30.8 million from EDS sales to the FAA, representing 38.9% of total revenues, and for the year ended December 31, 1999, we generated $37.1 million from EDS sales to the FAA, representing 63.5% of total revenues. There were no other EDS customers who accounted for more than 10% of total revenues in the years ended December 31, 2001, 2000 and 1999.

In February 2002, the Transportation Security Administration ordered 100 of our EDS units, consisting of CTX 2500 and CTX 5500 DS models. At the same time, the Transportation Security Administration placed an order with us to acquire parts sufficient to build an additional 300 EDS units, also consisting of CTX 2500 and CTX 5500 DS models. This order for equipment and parts totaled approximately $169.8 million. This order calls for delivery of 100 CTX systems by the end of the second quarter of 2002. In connection with this order, the Transportation Security Administration has informed us that if it places an order for the additional 300 EDS units, it will require that we grant the Transportation Security Administration a royalty-bearing license to enable other manufacturers to build EDS products for the Transportation Security Administration based on our technology. We believe that as additional funding becomes available, the Transportation Security Administration will place orders for 300 EDS units utilizing the parts it has ordered from us. We continue to remain in active discussions with the Transportation Security Administration regarding the U.S. government's needs for additional systems. Additional orders for CTX equipment, including systems built from the parts ordered, will be dependent on various factors, including future U.S. government funding appropriations.

We typically bill our customers in three stages, as generally provided in our contracts with our customers:

- amounts to cover the bill of materials when materials are received from suppliers, typically 30% to 40% of the total system price;
- an additional amount upon factory acceptance or shipment, ranging from 30% to 60%; and
- the balance upon installation and site acceptance, ranging from 5% to 30%.

These payment terms effectively provide the necessary working capital for acquisition of materials and funding inventory during the manufacturing cycle. We anticipate that potential future orders from the FAA or Transportation Security Administration will continue to provide payment terms which provide the necessary working capital for us and our suppliers, even if production volumes were to rapidly increase. If future orders from the FAA or Transportation Security Administration contain different payment terms, a major increase in production rates may require substantial additional working capital.

Payment terms for FAA and Transportation Security Administration invoices are net 30 days, while terms for international invoices vary from amounts due upon receipt of invoice to 90 days.

We consider research and development to be a vital part of our operations and continue to dedicate substantial resources to research to enhance the performance, functionality and reliability of our CTX systems, as well as development of new products. Gross research and development expenses for EDS were $10.7 million in 2001, $9.5 million in 2000, and $10.2 million in 1999.

Quantum Our Quantum revenues are substantially derived from development activities funded by various U.S. government contract agencies. The government contract revenues are from contracts which are typically in the form of cost-plus-fixed-fee, or CPFF, or firm-fixed-price, or FFP, awards. We sold our first QScan product in late 1999 and our first i-Portal 100 in 2001, and continue to market these products to customers within the aviation and transportation security markets, but to date have sold very few of these products.

We also perform independent research and development activities at Quantum which are not directly funded through U.S. government contracts or grants. Many of these activities explore ways to utilize those technologies which are developed or improved under directly funded government contracts. Internal research and development activity levels can fluctuate with the level of identified internal research and development projects and with the resource requirements of funded government contracts and grants.

Wood Our Wood product and service revenues are primarily derived from Inovec's sales of our control and automation systems for material processing equipment, and related service. We have installed laser scanners in over 300 sawmills worldwide.

We perform research and development activities to develop new CT-based products for the wood industry, as well as to enhance the performance, functionality and reliability of our control and automation systems.

### *Results of Operations*

The following table sets forth certain income and expenditure items from our consolidated statements of operations expressed as a percentage of total revenues for the periods indicated.

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues: | | | |
| Product revenues | 62.6% | 74.2% | 73.9% |
| Service revenues | 15.1 | 12.4 | 7.8 |
| Government contract revenues | 22.3 | 13.4 | 18.3 |
| Total revenues | 100.0 | 100.0 | 100.0 |
| Cost of revenues: | | | |
| Product costs | 38.8 | 49.7 | 42.6 |
| Service costs | 9.6 | 8.2 | 6.3 |
| Government contract costs | 17.5 | 9.9 | 13.2 |
| Total cost of revenues | 65.9 | 67.8 | 62.1 |
| Gross margin | 34.1 | 32.2 | 37.9 |
| Operating expenses: | | | |
| Research and development | 10.7 | 13.9 | 17.9 |
| Selling, general and administrative | 19.8 | 21.0 | 20.1 |
| Total operating expenses | 30.5 | 34.9 | 38.0 |
| Income (loss) from operations | 3.6 | (2.7) | (0.1) |
| Interest expense | (0.4) | (0.2) | (0.4) |
| Interest and other income, net | 0.8 | 0.6 | 1.3 |
| Income (loss) before income taxes | 4.0 | (2.3) | 0.8 |
| Provision (benefit) for income taxes | (6.1) | — | 0.1 |
| Net income (loss) | 10.1% | (2.3)% | 0.7% |

### *Comparison of Fiscal Years 2001 and 2000*

Revenues  EDS product revenues were $36.5 million in 2001, a decrease of 21.5% from the $46.5 million in 2000. This decrease is primarily attributable to decreased CTX system revenue of approximately $8.6 million, resulting from fewer CTX systems sold in 2001 compared to 2000, and also due to relatively more of the newer, lower priced CTX 2500 systems sold to existing customers in 2001 compared to 2000. The decrease is also due to a $2.2 million reduction of revenues from fewer customer upgrades of the older CTX 5000 systems to the newer CTX 5500 systems. The upgrades were mostly complete at the end of 2000. The decreases in EDS product revenues are partially offset by increased accessories and spare parts revenues in 2001, as more systems were deployed and operating in the field in 2001 compared to 2000. EDS service revenues were $9.6 million in 2001, an increase of 15.8% from the $8.3 million in 2000. The increase in service revenues is primarily due to increased service contract revenues from international customers for new support and maintenance agreements for CTX systems for which warranty periods expired during the year. The increase in EDS service revenue is also due to more non-contract services, such as billed time and material services, data reporting and complex integrations, provided on a greater installed base of systems in 2001 compared to 2000. We typically ship against a backlog of orders for our products. As of December 31, 2001, we had in backlog EDS equipment orders and service agreements of $56.0 million. Subsequent to December 31, 2001, we received orders from the FAA and international customers for multiple CTX systems, accessories and services totaling approximately $27.6 million. Additionally, we received an order from the Transportation Security Administration for 100 EDS units and parts sufficient to build an additional 300 EDS units. This order totaled approximately $169.8 million.

Quantum's government contract revenues were $16.6 million in 2001, an increase of 55.7% from the $10.6 million in 2000. The increase in government contract revenues is primarily due to an increase in efforts in the development of landmine and concealed weapons detection technologies, partially offset by decreases in other types of development efforts as those government contracts and grants were completed during the last twelve months. Due to expanded efforts to develop landmine detection technologies in 2001, Quantum employed more individuals to work directly on funded projects, as well as increased subcontract support, compared to the same period a year ago. During 2001, $12.6 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 74.0% of Quantum revenues, compared to 2000, in which $6.0 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 54.4% of Quantum revenues. As of December 31, 2001, we had Quantum government contract backlog of approximately $12.9 million, primarily for the development of landmine detection technologies. We anticipate that government contract revenues for landmine detection technologies will decrease in 2002 compared to 2001. This is a result of a reduced need for subcontract support for the landmine contracts in 2002, as the outsourced milestones are completed. However, we expect to receive new grants and awards for other development activities in 2002 and continued growth in Quantum's commercial product revenues. Quantum's product revenues were $322,000 in 2001, compared to $307,000 in 2000.

Wood product revenues were $9.7 million in 2001, a decrease of 18.5% from the $11.9 million in 2000. The decrease in wood product revenues is primarily due to fewer system sales and also due to fewer machinery equipment sales, both reflecting a softness in the wood products industry in 2001 compared to 2000. Wood service revenues were constant at $1.5 million for each of the years ended December 31, 2001 and 2000. As of December 31, 2001, we had in backlog Inovec equipment orders and service agreements of $1.2 million for laser-based optimization and scanning systems for lumber manufacturing. We are continuing to develop our CT-based log scanner and had no related revenues or backlog as of December 31, 2001.

Gross Profit Cost of EDS product revenues primarily consists of purchased materials procured for use in the assembly of our products, as well as manufacturing labor and overhead, installation, training and warranty. Cost of EDS service revenues primarily consists of direct labor and materials, and customer support overhead. In any given period our gross profit for products and services may be affected by several factors, including revenue mix, volume of systems manufactured in a given period, product configuration, location of the installation and complexity of integration into various environments.

Gross profit for EDS products was $14.2 million in 2001, a decrease of 9.9% from the $15.8 million in 2000. Gross margins for EDS products in 2001 were 39.0% and 33.9% in 2000. The decrease in gross profit is primarily due to lower EDS product revenues in 2001 compared to 2000. The increase in EDS product gross margins is primarily due to improvements in the manufacturing costs of the CTX 9000 system, which was first introduced in late 1999, and due to competitive pricing factors with international customers in the prior year. The increase in gross margins is also due to variations in product types and accessories sold in 2001 compared to 2000. The increase in revenues from accessories, which typically carry higher margins, in the current year added to the improvement in EDS product margins compared to the prior year. Gross profit for EDS services was $3.2 million in 2001, an increase of 26.3% from $2.6 million in 2000. Gross margins for EDS services were 33.7% in 2001 and 30.9% in 2000. The increase in gross profit is primarily due to higher EDS service revenues in 2001 compared to 2000. The increase in EDS service gross margins is primarily due to variations in types of service revenue, such as increased billed time and materials services, and continued efforts to maintain constant overhead costs with a greater installed base of CTX systems in 2001 compared to 2000. The increase in gross margins for EDS services is also due to revenues recorded in 2001 for services which were performed in 2000. The revenues for these services were deferred in the prior year due to uncertainty of collection of the receivable at the end of the year. The revenues for these services were recognized in the current year due to the collection of the receivable in 2001.

Cost of Quantum government contract revenues primarily consists of direct labor, purchased materials, subcontract labor and the applicable overhead required to support government funded activities. Gross profit for government contracts was $3.5 million in 2001, a 27.4% increase from the $2.8 million in 2000. Gross margins for government contracts were 21.4% in 2001 and 26.2% in 2000. The increase in gross profit is primarily due to higher government contract revenues in 2001 compared to 2000, partially offset by decreased margins. The decrease in gross margins is primarily due to increased outside engineering services utilized on the landmines contract in 2001 compared to 2000, which services typically carry lower margins.

Gross profit for Wood products was $3.4 million in 2001, a decrease of 6.0% from the $3.6 million in 2000. Gross margins for Wood products were 34.6% in 2001 and 30.0% in 2000. The decrease in Wood products gross profit is primarily due to lower revenues in 2001 compared to 2000. The increase in Wood products gross margins is primarily due to a smaller portion of revenues attributable to machinery equipment, which typically carry a lower margin than system revenues, in 2001 compared to 2000. Gross profit for Wood services was $819,000 in 2001, an increase of 11.6% from the $734,000 in 2000. Gross margins for Wood services were 52.9% in 2001 and 48.2% in 2000. The increase in gross profit is primarily due to higher service revenues in 2001 compared to the prior year. The increase in Wood service gross margins is primarily due to variations in types of services provided in 2001 compared to 2000.

Research and Development Research and development expenses consist primarily of compensation paid to personnel engaged in research and development activities, amounts paid for outside services, and costs of materials utilized in the development of hardware products, including prototype units. Research and development expenditures are partially offset by amounts reimbursed by the FAA and other government agencies and private entities under research and development contracts and grants. These services are provided and reimbursed on a cost basis.

Gross research and development expenses for EDS were $10.7 million in 2001, an increase of 12.2% from the $9.5 million in 2000. Research and development contracts and grants from the FAA and other government agencies and private entities funded $5.7 million of our gross research and development expenses for EDS in 2001 and $872,000 in 2000. Net research and development expenses for EDS were $5.0 million in 2001, a decrease of 42.3% compared to the $8.6 million in 2000. Net research and development expenses for EDS as a percentage of EDS revenues were 10.8% in 2001 and and 15.7% in 2000. The increase in gross research and development expenses for EDS is primarily due to the expanded efforts on the ARGUS program during 2001 compared to the prior year. The decrease in net research and development expenses is primarily due to the focused efforts on the ARGUS development, which is funded through research and development grants. As of December 31, 2001, we had in backlog research and development contracts and grants of $880,000, representing the remaining available funding of the ARGUS program. We anticipate incurring costs over the next few quarters as we approach the end of the ARGUS program, which will not be reimbursed by the FAA, representing our cost-sharing portion of the program. However, to the extent that research and development contracts and grant receipts decline further in the future, we intend to manage research and development expenditures to mitigate the impact on operations.

Research and development expenses for Quantum were $759,000 in 2001, an increase of 55.2% from the $489,000 in 2000. Research and development expenses for Quantum as a percentage of Quantum revenues was 4.5% in 2001 and 2000. The increase in expenses is primarily due to more internal costs incurred for the development and commercialization of products in 2001 compared to 2000, such as the i-Portal 100 system.

Research and development expenses for Wood were $2.3 million in 2001, an increase of 17.7% from the $1.9 million in 2000. Research and development expenses for Wood as a percentage of Wood revenues were 20.1% in 2001 and 14.3% in 2000. The increase in expenses is primarily due to the increased efforts during the first half of 2001 for field trials and other research on the development of a log scanning system based on CT technology to optimize the value of harvested timber.

Selling, General and Administrative Selling, general and administrative expenses consist primarily of compensation paid to direct and indirect sales and marketing personnel, administrative personnel, including directors, consultant fees, professional service fees, insurance, travel, selling and distribution costs, and other general expenses.

Selling, general and administrative expenses for EDS were $8.6 million in 2001, a decrease of 11.4% from the $9.7 million in 2000. Selling, general and administrative expenses for EDS as a percentage of EDS revenues were 18.6% in 2001 and 17.7% in 2000. The decrease in EDS selling, general and administrative expenses is primarily due to our efforts to reduce selling, general and administrative spending levels in the first part of 2001 compared to 2000, primarily in the areas of employee headcount, travel & entertainment and professional services. The decrease is also due to the reimbursement by the FAA of the selling, general and administrative portion of expenses related to the ARGUS grant of $2.1 million in 2001 compared to $400,000 in 2000, due to expanded efforts on the ARGUS development in the current year. These decreases are partially offset by increased external commission expense for certain international sales representatives in 2001 compared to 2000 and also due to increases in employee headcount, bonuses, consultants, and professional fees, such as investor and public relations, incurred in late 2001 in anticipation of greater demand for our EDS products. The decrease in EDS selling, general and administrative expenses is also partially offset by approximately $373,000 of non-recurring professional fees incurred in the latter part of 2001 related to a possible acquisition which is no longer being pursued.

Selling, general and administrative expenses for Quantum were constant at $2.3 million in 2001 and 2000. Selling, general and administrative expenses for Quantum as a percentage of Quantum revenues were 13.8% in 2001 and 21.1% in 2000. The decrease as a percentage of revenues is due to our efforts to maintain selling, general and administrative spending levels with expanded efforts on government contract projects.

Selling, general and administrative expenses for Wood were $3.8 million in 2001, a decrease of 16.4% from the $4.6 million in 2000. The decrease in selling, general and administrative expenses is primarily due to start-up and business development costs incurred in 2000 for the newly formed WoodVision division.

Interest Expense Interest expense increased to $289,000 in 2001 from $195,000 in 2000. Interest expense resulted primarily from debt financing associated with our working capital lines of credit, equipment term loans, capital leases and financing for insurance premiums. The increase is primarily due to higher average debt balances during the year in 2001 compared to 2000, partially offset by lower interest rates.

Interest and Other Income, Net Interest and other income, net, was $570,000 in 2001 compared to $527,000 in 2000. The 2001 amount consists primarily of interest income on cash equivalents and short-term investments of $297,000 and other income (net) of $273,000, primarily the reversal of a reserve due to a favorable outcome of an international claim, partially offset by foreign exchange losses. The 2000 amount consists primarily of interest income on cash equivalents and short-term investments of $917,000, partially offset by other expense (net) of $390,000, primarily foreign exchange losses, net. The decrease in interest income is primarily due to lower average cash balances and lower interest rates on these balances during the year in 2001 compared to 2000.

Provision (Benefit) for Income Taxes We recorded an income tax benefit of $4.6 million in 2001 compared to no amounts recorded for taxes in 2000. During the fourth quarter of 2001, we determined that a deferred tax asset valuation allowance was no longer necessary based on an evaluation of current evidence including, among other things, the passage of the Transportation Security Act and its effect on our estimates of future earnings as well as contracts and customer orders entered into during the fourth quarter of 2001. Accordingly, we reversed our deferred tax asset valuation allowance of $5.7 million in the fourth quarter of 2001, which more than offset the provision for the current year's income tax expense. At December 31, 2001, we had federal net operating loss carryforwards of approximately $5.0 million and state net operating loss carryforwards of approximately $1.1 million available to reduce future federal and state taxable income. Our federal net operating loss carryforwards expire from 2010 to 2021 and our state net operating loss carryforwards expire in 2011. Our tax credit carryforwards of $1.3 million expire from 2005 to 2021.

*Comparison of Fiscal Years 2000 and 1999*

Revenues EDS product revenues were $46.5 million in 2000, an increase of 8.1% from the $43.0 million in 1999. This increase was primarily attributable to more system shipments and more sales of our higher priced CTX 9000DSi system in 2000. EDS service revenues were $8.3 million, an increase of 80.7% from the $4.6 million in 1999. The increase in service revenues is primarily due to increased service contract revenue for new support and maintenance agreements for CTX systems for which warranty periods expired during the year.

Quantum's government contract revenues were $10.6 million in 2000 and $10.7 million in 1999. Revenues were relatively flat in 2000 compared to 1999, reflecting an increase in efforts in the development of landmine detection technologies in 2000, offset by a decrease in other types of development efforts as government contracts and grants were completed. During 2000, $6.0 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 54.4% of Quantum revenues, compared to 1999, in which $6.4 million of our government contract revenues from the U.S. government were for the development of landmine technologies, representing 59.0% of Quantum revenues. Quantum's product revenues were $307,000 in 2000, compared to $159,000 in 1999.

Wood product revenues were $11.9 million in 2000 and service revenues were $1.5 million in 2000. These revenues were primarily attributable to revenues from the Inovec subsidiary acquired with an effective date of January 1, 2000.

Gross Profit Gross profit for EDS products was $15.8 million in 2000, a decrease of 13.3% from the $18.2 million in 1999. Gross margins for EDS products in 2000 were 33.9% and 42.3% in 1999. The decrease in gross profit is primarily due to lower margins on the sale of CTX 9000 systems in 2000, primarily due to competitive pricing factors with international customers and higher manufacturing costs related to the initial production process of the CTX 9000 systems. Gross profit for EDS services increased to $2.6 million in 2000 from $904,000 in 1999. Gross margins for EDS services were 30.9% in 2000 and 19.7% in 1999. The increase in gross profit is primarily due to increased service contract revenue for new support and maintenance agreements for CTX systems for which warranty periods expired during the year.

Gross profit for government contracts was $2.8 million in 2000, a 5.8% decrease from the $3.0 million in 1999. Gross margins were 26.2% in 2000 and 27.6% in 1999. The decrease in gross profit is primarily due to the change in mix of types of services and materials, which carry different margins, in 2000 compared to 1999.

Gross profits for Wood product revenues were $3.6 million in 2000 and service revenues were $734,000 in 2000. Gross margins for Wood products in 2000 were 30.0% and 48.2% for services in 2000. The gross profit is primarily generated from Inovec product and service revenues during the year.

Research and Development Gross research and development expenses for EDS were $9.5 million in 2000, a decrease of 7.0% from the $10.2 million in 1999. Research and development contracts and grants from the FAA and other government agencies and private entities funded $872,000 of our research and developments expenses in 2000 and $686,000 of our research and development expenses in 1999. Net research and development expenses for EDS were $8.6 million in 2000, a decrease of 9.2% compared to the $9.5 million in 1999. As a percentage of EDS revenues, net research and development expenses were 15.7% in 2000 and 20.0% in 1999. The decrease in gross EDS research and development expenses is primarily due to lower depreciation expense and decreased salaries resulting from fewer employees, partially offset by increases in prototype materials.

Research and development expenses for Quantum were $489,000 in 2000, a decrease of 47.9% from $939,000 in 1999. As a percentage of Quantum revenues, research and development expenses for Quantum were 4.5% in 2000 and 8.7% in 1999. The decrease in research and development expenses for Quantum is primarily due to more resources being expended on research and development efforts that were funded under government contracts and grants and less incurred on internal research and development activities.

Research and development expenses for Wood were $1.9 million in 2000, and as a percentage of Wood revenues, were 14.3% in 2000. These amounts include engineering services, materials and labor costs incurred for the development of WoodVision products and also due to expenses incurred by our newly acquired subsidiary, Inovec.

Selling, General and Administrative Selling, general and administrative expenses for EDS were $9.7 million in 2000 and 1999. As a percentage of EDS revenues, selling, general and administrative expenses for EDS were 17.7% in 2000 and 20.3% in 1999. The decrease as a percentage of revenues is primarily due to higher revenues in 2000.

Selling, general and administrative expenses for Quantum were $2.3 million in 2000, an increase of 10.7% from the $2.1 million in 1999. As a percentage of Quantum revenues, selling, general and administrative expenses for Quantum were 21.1% in 2000 and 19.2% in 1999. The increase in expenses is primarily due to increased efforts to market products for commercial sales.

Selling, general and administrative expenses for Wood were $4.6 million in 2000 and as a percentage of Wood revenues, were 33.9%. These amounts include start-up operating costs of WoodVision, the amortization expense of $682,000 for goodwill and other intangibles acquired with the purchase of Inovec, and also expenses incurred by Inovec in 2000.

Interest Expense Interest expense decreased to $195,000 in 2000 from $227,000 in 1999. Interest expense in 2000 and 1999 resulted primarily from debt financing associated with our working capital lines of credit, equipment term loans, capital leases and financing for insurance premiums. The decrease is primarily due to lower average debt balances in 2000 compared to 1999.

Interest and Other Income (Expense), Net Interest and other income (expense), net, decreased to $527,000 in 2000 from $754,000 in 1999. The 2000 amount consists primarily of interest income on cash equivalents and short-term investments of $917,000, partially offset by other expense (net) of $390,000. The 1999 amount consists primarily of interest income on cash equivalents and short-term investments of $813,000, partially offset by other expense (net) of $59,000. The increase in interest income is primarily due to higher average cash balances in 2000 compared to the prior year.

Provision for Income Taxes No tax provision or benefit was recorded for 2000. We recorded a provision for income taxes of $67,000 in 1999.

### *Related Party Transactions*

In late September 2001, we entered into an agreement with Donald & Co. for investment advisory services related to a potential acquisition and fundraising activities. We considered other alternatives and chose Donald & Co. to provide these services because time was of the essence and it was able to react quickly to meet our business requirements based on its familiarity with our business. Stephen Blum, president of Donald & Co., is a member of our Board of Directors. The Board approved this agreement with Mr. Blum abstaining. Under this agreement, Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of our common stock at a price of $9.95 per share, the closing price of our common stock on the day prior to the date of issuance. The Board considered this fee to be comparable to other alternatives given the circumstances of the engagement. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78%, and a contractual life of five years. As of December 31, 2001, no shares of common stock had been purchased under the warrant. We have allocated one-half of the cash retainer and warrant to on-going investment and financial advisory services, which is recorded in other current assets and is being amortized over the one-year term of the agreement. We recorded amortization expense of $88,000 in 2001. We have allocated the remaining balance of $350,000 to services provided in connection with this offering, which is recorded in other non-current assets and will be netted against the proceeds from the offering in 2002.

In August 1996, January 1997 and January 1999, we entered into consulting agreements with BGI, Inc., a Virginia-based international consulting firm, to assist us with the marketing of our EDS products to the U.S. government. Under these agreements, we agreed to pay an annual retainer of $120,000 to BGI and a success fee payable 25% in stock or stock options. In November 2000, BGI agreed to convert all of the accrued stock portion of its accumulated success fees and agreed to cancel an option to purchase 6,586 shares of common stock in consideration for an agreement by us to issue 20,468 shares of common stock to BGI. In 2000, we recorded consulting expenses of $108,000 for this common stock. We issued 9,552 shares of this common stock in 2001 and we are currently in the process of issuing the remaining 10,916 shares of common stock. In March 1998, Morris Busby, president and a controlling shareholder of BGI, was elected to our Board of Directors. Following Ambassador Busby's election, we continued this arrangement because we felt that BGI continued to provide needed services to us at market comparable rates. We paid consulting fees to BGI of $120,000 in each of 2000 and 1999. This arrangement expired on December 31, 2000.

### *Noncash Charges*

We recorded noncash charges related to grants of stock options having exercise prices below the fair market value on the date of grant to employees and directors in the amounts of $63,000 in 2000 and $68,000 in 1999. We did not record any noncash charges in 2001 related to grants of stock options having exercise prices below the fair value of our common stock on the date of grant. We recorded noncash charges related to grants of a warrant to a director and stock options to a consultant in the amount of $148,000 in 2001. No amounts were recorded for grants of warrants or stock options to non-employees in 2000 and 1999.

### *Liquidity and Capital Resources*

At December 31, 2001, we had $11.4 million in cash and cash equivalents, compared to $11.9 million at December 31, 2000. Working capital was $49.6 million at December 31, 2001 compared to $37.7 million at December 31, 2000.

Net cash provided by operating activities was $519,000 in 2001, compared to $9.2 million used in operating activities in 2000. Cash provided by operating activities in 2001 primarily resulted from a $7.5 million net income, the $3.8 million non-cash effect of depreciation and amortization, a $4.5 million increase in accounts payable and accrued liabilities, the $2.2 million non-cash effect of income tax benefits from employee stock transactions and a $2.2 million increase in deferred revenues, partially offset by a $6.8 million increase in inventories, the $5.8 million non-cash effect of deferred income taxes, a $4.9 million increase in accounts receivable, and a $2.5 million increase in other current assets. Cash used in operating activities in 2000 primarily resulted from a net loss of $1.8 million, a $10.6 million increase in accounts receivable, a $2.2 million increase in inventories, and a $3.0 million decrease in deferred revenues, partially offset by a $4.0 million increase in accrued liabilities, the $3.8 million non-cash effect of depreciation and amortization and a $1.0 million decrease in other current assets.

Net cash used in investing activities was $4.2 million in 2001, compared to $1.7 million provided by investing activities in 2000. Net cash used in investing activities in 2001 resulted from $2.0 million for the purchases of short-term investments, $1.9 million in acquisitions of capital equipment, and $267,000 for the payment of an earn-out to the former shareholders of Inovec in accordance with terms in the purchase agreement. Net cash provided by investing activities in 2000 primarily resulted from $5.9 million in sales of short-term investments, partially offset by $2.7 million in acquisitions of capital equipment and the cash payment of $1.5 million for the purchase of Inovec, net of cash acquired.

Net cash provided by financing activities was $3.1 million in 2001, compared to $1.1 million in 2000. Net cash provided by financing activities in 2001 was primarily due to $2.5 million in proceeds from sales under the employee stock purchase plan and exercises of stock options and $1.0 million in proceeds from borrowings of short-term debt, net of payments, partially offset by $403,000 in repayments of long-term debt. Net cash provided by financing activities in 2000 was primarily due to $890,000 in proceeds from borrowings of short-term debt, $669,000 in proceeds from sales under the employee stock purchase plan and exercises of stock options, partially offset by $435,000 in repayments of long-term debt.

In October 2001, we renewed our two line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings in an amount up to the lower of 80% of eligible domestic EDS receivables or $5.0 million. The second agreement is partially guaranteed by the Export-Import Bank, or EXIM, of the United States and provides for maximum borrowings in an amount up to the lower of: (1) the sum of 70% to 90% of eligible EDS export accounts receivable plus the lower of: (a) 70% of eligible raw materials and work-in-process inventory designated for export customers; (b) 60% of outstanding loans under this agreement, or; (c) $2.0 million, or; (2) $5.0 million. Borrowings under both agreements bear interest at the bank's prime rate plus 1.5% and are secured by EDS assets. The agreements expire in October 2002 and require that the EDS segment maintain certain levels of tangible net worth and intercompany balances from our wholly-owned subsidiaries, and also prohibit us from paying cash dividends. We may use proceeds from loans under both lines of credit for general corporate purposes in EDS operations. At December 31, 2001, we had borrowings outstanding of $1.8 million under the domestic EDS agreement and no amounts outstanding under the EXIM agreement. Additionally, we had outstanding guarantees to customers through issuance of letters of credit secured by the lines of credit totaling $1.4 million and foreign exchange contracts for which a 10% reserve of $1.7 million is secured by the lines of credit. The remaining available borrowing capacity under the lines of credit was $5.1 million at December 31, 2001, based on eligible EDS accounts receivable and inventories as of that date.

In August 2001, Inovec entered into a line of credit agreement with Pacific Continental Bank. The agreement provides for a $1.5 million working capital line of credit and is secured by assets of Inovec, Inc. The agreement bears interest at the bank's prime rate plus 1.0% with an interest rate floor of 7.25%. The agreement expires in August 2002 and requires that Inovec maintain certain levels of tangible net worth and debt/worth ratios. We may use proceeds from loans under the line of credit for general corporate purposes in Inovec's operations. We had no amounts outstanding at December 31, 2001.

We previously borrowed against a committed equipment line of credit agreement with Silicon Valley Bank, which converted into a term loan after draw down. Borrowings are secured by the assets purchased or financed. At December 31, 2001, we had an outstanding $199,000 term loan due June 2003. The term loan bears interest at the bank's prime rate plus 1.5%.

The following table depicts our contractual obligations as of December 31, 2001 (in thousands):

| | Payments Due by Period | | | |
|---|---|---|---|---|
| Contractual Obligations | Total | Less than 1 year | 1–3 years | 4–6 years |
| Short-Term Debt | $1,880 | $1,880 | $ — | $ — |
| Long-Term Debt | 199 | 133 | 66 | — |
| Capital Lease Obligations | 88 | 53 | 35 | — |
| Operating Leases | 7,333 | 1,458 | 3,753 | 2,122 |
| Total Contractual Cash Obligations | $9,500 | $3,524 | $3,854 | $2,122 |

At December 31, 2001 we had lines of credit for an aggregate of $11.5 million which expire within one year. This amount is reduced by amounts secured against the lines, including $1.4 million for standby letters of credit and $1.7 million for foreign currency forward contracts, which reflects a 10% reserve for foreign currency forward contracts. We had $8.4 million available under our lines of credit at December 31, 2001. We also have commitments of $16.9 million for foreign currency forward contracts, which are used to hedge against existing receivables and orders. Of this amount, $10.1 million expires within one year and $6.8 million expires within thirteen months.

We believe that existing cash, cash equivalents and short-term investments, together with the proceeds from our follow-on offering of our common stock in which we sold 2.5 million shares in March, 2002, available borrowings under our lines of credit and funds expected to be generated from operations will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months. If we fail to meet required financial covenants in our credit agreements, or our receivables do not support the upper limits of these credit agreements, then we may not be able to have access to further funds under these agreements. In addition, if we are unable to deliver EDS units in a timely manner under our recent order from the Transportation Security Administration or if we fail to adhere to the terms of the licensing agreement with the Transportation Security Administration, the Transportation Security Administration may cancel its order or not place additional orders. If any of these events occurs, our capital resources would be significantly impaired.

### *Critical Accounting Policies and Estimates*

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Our preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from such estimates under different assumptions or conditions. The following summarizes our critical accounting policies and significant estimates used in preparing our consolidated financial statements:

Revenue Recognition We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of EDS products to the FAA and other domestic customers that have been demonstrated to meet product specifications prior to shipment, we recognize product revenues at shipment and defer the portion of revenues relating to installation and training until these services are performed and accepted by the customer. The deferred installation and training revenues are based on the fair value of these services and generally represent less than 5% of these arrangements. Installation is generally completed within a relatively short period of time, typically less than one week. We have a consistent history of completing routine installations and obtaining customer acceptance for domestic and international sales. Some airport installations require more involved integration with baggage handling systems and, while not essential to the functionality of the machine, take longer than most routine installations. Integration services are separately priced from products in sales agreements and we recognize service revenues under these agreements as services are performed. Sales of EDS products and services to customers in foreign countries have varying contractual terms and are governed, in part, by regulations in foreign jurisdictions; accordingly, we recognize revenue based on the specific facts and circumstances surrounding each transaction. Revenue recognition on foreign sales is affected by our determination of when legal title and risk of loss pass to foreign customers as well as by our evaluation of our enforceable rights to unbilled amounts at the balance sheet date for transactions that have been recognized as revenues. For foreign sales of EDS products that have been demonstrated to meet product specifications prior to shipment, where title and risk of loss pass to the customer at shipment, and where we either have an enforceable claim at the balance sheet date for remaining unbilled amounts or have the ability to invoice the customer for any unbilled amounts after a fixed period of time regardless of whether installation is completed, we recognize product revenue at shipment and defer and recognize the fair value of installation and training revenue, if any, as services are performed. For sales of EDS products to foreign customers where title and risk of loss for such EDS products pass upon completion of installation, we recognize product and service revenues at the completion of installation and acceptance by the customer. In other sales of EDS products to foreign customers where a portion of the contract price is withheld until installation is completed and where we do not believe we have an enforceable claim at the balance sheet date through which we can realize some or all of the withheld amount, we defer and recognize as revenue the greater of that portion of the contract price or the fair value of the installation and training at the completion of installation and acceptance by the customer.

We recognize revenues from Quantum government contracts and from Inovec product sales of automation and control systems using the percentage-of-completion method based on costs incurred to date as a percentage of total estimated costs at completion. We record provisions for estimated losses on those contracts that are anticipated to result in losses at the completion of the contract. The percentage-of-completion method relies on estimates of total expected contract revenue and costs. We use this method of revenue recognition since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Recognized revenues and profit are subject to revisions as the contract progresses to completion.

Accrued Warranty Reserves We accrue the estimated cost of product warranties at the time revenues are recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by actual warranty costs including, material usage and service delivery costs incurred in correcting a product failure. If actual material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Deferred Tax Asset Valuation Allowance We record a valuation allowance to reduce our deferred tax assets when it is more likely than not, based upon currently available evidence and other factors, that we will not realize some portion or all of our deferred tax assets. We base our determination of the need for a valuation allowance on an on-going evaluation of current evidence including, among other things, estimates of future earnings, the backlog of customer orders and the expected timing of deferred tax asset reversals. We charge or credit adjustments to the valuation allowance to income tax expense in the period in which these determinations are made. If we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period this determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would charge to operations an adjustment to the deferred tax asset in the period this determination was made.

### *Recently Issued Accounting Standards*

Derivative Instruments and Hedging Activities On January 1, 2001, we adopted the Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133, as amended, requires that we formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We adopted SFAS 133, as amended, on January 1, 2001 and did not elect hedge accounting as defined by SFAS 133 in 2001. The adoption of this statement did not have a material impact on our financial position or results of operations.

Our international system sales and maintenance contracts are generally denominated in U.S. dollars. In instances where there are significant international system sales contracts denominated in a foreign currency, we enter into forward contracts to mitigate foreign exchange risk. We do not enter into market risk sensitive instruments for trading purposes. As of December 31, 2001, we had $16.9 million of aggregate foreign currency forward contracts and as of December 31, 2000, we had $1.4 million. The fair value of these instruments was $47,000 at December 31, 2001 and $4,000 at December 31, 2000.

Business Combinations and Goodwill and Other Intangible Assets In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that we account for all business combinations initiated after June 30, 2001 under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. We adopted SFAS 142 for the fiscal year beginning January 1, 2002. Upon the adoption of SFAS 142, we will no longer amortize the carrying values of goodwill of $2.5 million or acquired workforce of $331,000 at January 1, 2002, resulting in a reduction in annual amortization expense of $426,000. We have not yet performed the impairment tests required by the standard.

Accounting for the Impairment or Disposal of Long-Lived Assets In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We adopted SFAS 144 on January 1, 2002. The adoption of this statement did not have a material impact on our consolidated financial statements.

### *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Exchange Risk and Impact of Inflation Our international system sales and maintenance contracts are generally denominated in U.S. dollars. In instances where there are significant international system sales contracts denominated in a foreign currency, we enter into forward contracts to mitigate foreign exchange risk. We do not enter into market risk sensitive instruments for trading purposes. During the year ended December 31, 2001, we entered into foreign exchange forward contracts with notional values of approximately $21.0 million to hedge against foreign exchange risk for contracts with international customers and, at December 31, 2001, had outstanding contracts with notional values totaling $16.9 million with a fair value of approximately $47,000. The following table depicts the maturities of the outstanding contract amounts:

| Contract Maturity | Within 3 months | 4–6 months | 7–9 months | 10–12 months | 13 months |
|---|---|---|---|---|---|
| Amount (in thousands) | $5,623 | $110 | $2,194 | $2,179 | $6,841 |

Purchases of raw materials and other inventory components are primarily denominated in U.S. dollars and when purchased in foreign currencies, are generally made on an as needed basis.

We have some advance purchase commitments in foreign currencies with a few European suppliers. We currently do not hedge against these purchase commitments, as the foreign exchange rate fluctuations have not had a material adverse impact on these purchases; however, we will continue to monitor the foreign exchange rates and may enter into forward contracts to mitigate foreign exchange risk as appropriate.

On January 1, 2001, we adopted SFAS 133, as amended. This statement requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133, as amended, requires that we formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. We adopted SFAS 133, as amended, on January 1, 2001 and did not elect hedge accounting as defined by SFAS 133 in 2001. The adoption of this statement did not have a material impact on the financial position or results of our operations.

Certain costs of providing warranty and maintenance services for systems sold to foreign countries are denominated in local currencies. To the extent exchange rates fluctuate, it could become more expensive to provide these services. To date, these costs have not been significant; however, we expect they will increase as our installed base increases.

The impact of inflation has not been material on our operations or liquidity to date.

## *CONSOLIDATED BALANCE SHEETS*

| December 31, | 2001 | 2000 |
|---|---|---|
| *(In thousands, except share data)* | | |
| ***Assets*** | | |
| Current assets: | | |
| Cash and cash equivalents | $11,386 | $11,908 |
| Short-term investments | 1,992 | — |
| Accounts receivable, net | 27,239 | 22,547 |
| Inventories | 27,104 | 20,207 |
| Deferred income taxes | 4,082 | 497 |
| Other current assets | 5,464 | 2,480 |
| Total current assets | 77,267 | 57,639 |
| Property and equipment, net | 5,713 | 6,741 |
| Deferred income taxes | 2,237 | — |
| Intangible assets, net | 4,011 | 4,412 |
| Other assets | 505 | 540 |
| Total assets | $89,733 | $69,332 |
| ***Liabilities and stockholders' equity*** | | |
| Current liabilities: | | |
| Accounts payable | $ 8,375 | $ 5,353 |
| Accrued liabilities | 12,822 | 11,213 |
| Deferred revenue | 4,377 | 2,107 |
| Short-term debt | 1,880 | 890 |
| Current maturities of long-term obligations | 179 | 404 |
| Total current liabilities | 27,633 | 19,967 |
| Long-term obligations | 680 | 1,861 |
| Commitments and contingencies (Notes 5, 8 and 14) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding | — | — |
| Common stock, $0.001 par value, 20,000,000 shares authorized; 13,730,000 and 12,814,000 shares issued; 13,539,000 and 12,613,000 shares outstanding | 14 | 13 |
| Additional paid-in capital | 66,011 | 59,671 |
| Accumulated deficit | (3,458) | (10,981) |
| Treasury stock, at cost (191,000 and 201,000 shares) | (1,147) | (1,199) |
| Total stockholders' equity | 61,420 | 47,504 |
| Total liabilities and stockholders' equity | $89,733 | $69,332 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| *(In thousands, except per share data)* | | | |
| Revenues: | | | |
| Product revenues | $46,536 | $58,713 | $43,160 |
| Service revenues | 11,239 | 9,801 | 4,582 |
| Government contract revenues | 16,556 | 10,632 | 10,694 |
| Total revenues | 74,331 | 79,146 | 58,436 |
| Cost of revenues: | | | |
| Product costs | 28,782 | 39,333 | 24,886 |
| Service costs | 7,162 | 6,512 | 3,678 |
| Government contract costs | 13,010 | 7,849 | 7,739 |
| Total cost of revenues | 48,954 | 53,694 | 36,303 |
| Gross profit | 25,377 | 25,452 | 22,133 |
| Operating expenses: | | | |
| Research and development | 7,979 | 11,039 | 10,443 |
| Selling, general and administrative | 14,727 | 16,551 | 11,767 |
| Total operating expenses | 22,706 | 27,590 | 22,210 |
| Income (loss) from operations | 2,671 | (2,138) | (77) |
| Interest expense | (289) | (195) | (227) |
| Interest and other income, net | 570 | 527 | 754 |
| Income (loss) before income taxes | 2,952 | (1,806) | 450 |
| Provision (benefit) for income taxes | (4,571) | — | 67 |
| Net income (loss) | $ 7,523 | $ (1,806) | $ 383 |
| Net income (loss) per share: | | | |
| Basic | $ 0.58 | $ (0.14) | $ 0.03 |
| Diluted | $ 0.52 | $ (0.14) | $ 0.03 |
| Weighted average shares outstanding: | | | |
| Basic | 12,998 | 12,510 | 12,133 |
| Diluted | 14,343 | 12,510 | 12,751 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## *CONSOLIDATED STATEMENTS OF CASH FLOWS*

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| *(In thousands)* | | | |
| ***Cash flows from operating activities:*** | | | |
| Net income (loss) | $ 7,523 | $ (1,806) | $ 383 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | | | |
| Depreciation and amortization | 2,891 | 2,901 | 2,878 |
| Amortization of capitalized software development costs | 131 | 171 | 50 |
| Amortization of intangible assets | 794 | 682 | 24 |
| Deferred income taxes | (5,822) | (363) | (134) |
| Loss on disposal of fixed assets | — | 107 | 12 |
| Bad debt expense | 168 | 188 | 170 |
| Income tax benefits from employee stock transactions | 2,160 | — | — |
| Stock compensation expense | 148 | 63 | 68 |
| ***Changes in operating assets and liabilities:*** | | | |
| Accounts receivable | (4,860) | (10,622) | 16,130 |
| Inventories | (6,830) | (2,193) | (5,635) |
| Other current assets | (2,519) | 958 | (185) |
| Other noncurrent assets | (49) | (18) | 418 |
| Accounts payable | 3,022 | (378) | 1,726 |
| Accrued liabilities | 1,479 | 4,010 | (631) |
| Deferred revenues | 2,239 | (3,005) | 1,621 |
| Other long-term obligations | 44 | 90 | 131 |
| Net cash provided by (used in) operating activities | 519 | (9,215) | 17,026 |
| ***Cash flows from investing activities:*** | | | |
| Purchases of property and equipment | (1,900) | (2,652) | (1,651) |
| Proceeds from (purchases of) short-term investments, net | (1,992) | 5,887 | (3,892) |
| Purchase of subsidiary, net of cash acquired | (267) | (1,518) | — |
| Net cash provided by (used in) investing activities | (4,159) | 1,717 | (5,543) |
| Cash flows from financing activities: | | | |
| Net proceeds from (repayments of) short-term debt | 990 | 890 | (2,967) |
| Repayments of long-term debt | (403) | (435) | (900) |
| Proceeds from issuance of common stock | 2,531 | 669 | 538 |
| Repurchase of common stock | — | — | (334) |
| Net cash provided by (used in) financing activities | 3,118 | 1,124 | (3,663) |
| Net change in cash and cash equivalents for the year | (522) | (6,374) | 7,820 |
| Cash and cash equivalents at beginning of year | 11,908 | 18,282 | 10,462 |
| ***Cash and cash equivalents at end of year*** | $11,386 | $11,908 | $18,282 |
| ***Supplemental disclosures of cash flow information:*** | | | |
| Interest paid | $ 288 | $ 242 | $ 256 |
| Income taxes paid, net of refunds | $ 116 | $ 187 | $ 283 |
| ***Supplemental disclosures of noncash investing and financing activities:*** | | | |
| Issuance of common stock in connection with acquisition of subsidiary | $ 933 | $ 1,093 | $ — |
| Liabilities assumed in acquisition of subsidiary | $ — | $ 2,881 | $ — |
| Cash and stock payable in connection with acquisition of subsidiary | $ 366 | $ 2,215 | $ — |
| Warrant issued in connection with investment advisory services and financing related services | $ 650 | $ — | $ — |
| Capital lease obligations incurred for the purchase of new equipment | $ — | $ 57 | $ — |

*The accompanying notes are an integral part of these consolidated financial statements.*

## *CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY*

| | Common Stock | | Additional Paid-In Capital | Deferred Stock Compensation Expense | Accumulated Deficit | Treasury Stock | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Amount | |
| *(In thousands)* | | | | | | | | |
| ***Balance at January 1, 1999*** | 12,182 | $12 | $57,372 | $(131) | $ (9,558) | (115) | $ (865) | $46,830 |
| Amortization of deferred stock compensation | — | — | — | 68 | — | — | — | 68 |
| Exercise of common stock options | 105 | — | 98 | — | — | — | — | 98 |
| Shares issued under the employee stock purchase plan | 104 | — | 440 | — | — | — | — | 440 |
| Repurchase of common stock | — | — | — | — | — | (86) | (334) | (334) |
| Net income | — | — | — | — | 383 | — | — | 383 |
| ***Balance at December 31, 1999*** | 12,391 | 12 | 57,910 | (63) | (9,175) | (201) | (1,199) | 47,485 |
| Amortization of deferred stock compensation | — | — | — | 63 | — | — | — | 63 |
| Exercise of common stock options | 63 | — | 336 | — | — | — | — | 336 |
| Shares issued under the employee stock purchase plan | 111 | — | 333 | — | — | — | — | 333 |
| Issuance of common stock related to an acquisition | 249 | 1 | 1,092 | — | — | — | — | 1,093 |
| Net loss | — | — | — | — | (1,806) | — | — | (1,806) |
| ***Balance at December 31, 2000*** | 12,814 | 13 | 59,671 | — | (10,981) | (201) | (1,199) | 47,504 |
| Exercise of common stock options | 463 | 1 | 2,266 | — | — | — | — | 2,267 |
| Shares issued under the employee stock purchase plan | 132 | — | 264 | — | — | — | — | 264 |
| Issuance of common stock related to an acquisition | 321 | — | 933 | — | — | — | — | 933 |
| Issuance of warrants and options to consultants | — | — | 717 | — | — | — | — | 717 |
| Issuance of stock to a consultant | — | — | — | — | — | 10 | 52 | 52 |
| Income tax benefits from employee stock transactions | — | — | 2,160 | — | — | — | — | 2,160 |
| Net income | — | — | — | — | 7,523 | — | — | 7,523 |
| ***Balance at December 31, 2001*** | 13,730 | $14 | $66,011 | $ — | $ (3,458) | (191) | $(1,147) | $61,420 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## *NOTE 1.*
### *Description of Business*

InVision Technologies, Inc. (the "Company") was incorporated in Delaware in 1990 and its principal business is to manufacture computed tomography, or CT, based detection products used by the aviation industry to screen baggage. The Company's headquarters and principal manufacturing facilities are located in Newark, California. In 1997, the Company acquired Quantum as a wholly-owned subsidiary. Quantum is a California corporation located in San Diego, California. The Company acquired Inovec as a wholly-owned subsidiary effective January 1, 2000. Inovec is a Delaware corporation, with its headquarters and manufacturing facilities located in Eugene, Oregon. The Company is organized under three segments:

EDS The Company designs, manufactures and markets CT-based detection products used by the aviation industry to screen baggage for explosives. The Company's products were the first automated explosives detection systems ("EDS") to be certified by the Federal Aviation Administration ("FAA"). The Company has sold 271 systems to the FAA, to foreign aviation security agencies and to domestic and foreign airports and airlines.

Quantum Quantum develops for commercialization patented and proprietary technology for inspection, detection and analysis of explosives and other materials. Quantum's products are based on passive magnetic sensing technology and quadrupole resonance ("QR") technology, a form of magnetic resonance. Quantum receives grants from a variety of U.S. government agencies for research and development of military and humanitarian landmine detection, carry-on luggage screening, concealed weapon detection, drug detection, and in-process materials inspection.

Wood In February 2000, the Company announced the formation of its WoodVision division ("WoodVision") to develop the Company's CT technology to increase the value of harvested timber. Previous studies have indicated that CT technology can be applied to scan a log before it is sawn to determine the optimal cut. In connection with the formation of WoodVision, the Company acquired Inovec effective January 1, 2000 (see Note 3). Inovec manufactures, markets and supports yield enhancement equipment for sawmills based on laser scanning and other technologies. Since inception, Inovec has installed over 600 laser scanners and other optimization systems in over 300 sawmills worldwide.

## *NOTE 2.*
### *Summary of Significant Accounting Policies*

Basis of Presentation The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

Financial Statement Estimates The Company's preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include allowances for potentially uncollectible accounts receivable, warranty costs, valuation allowances for deferred tax assets, and total estimated costs at completion for contracts accounted for using the percentage-of-completion method. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications did not change previously reported total assets, liabilities, stockholders' equity, operating income (loss) or net income (loss).

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Short-term Investments Short-term investments consist primarily of commercial paper with original maturities beyond three months and less than 12 months and are classified as available-for-sale. Such short-term investments are carried at cost, which approximates fair market value.

Concentration of Credit Risk Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company limits the amount of credit exposure of cash balances and short-term investments by maintaining its accounts in high credit quality financial institutions. With respect to accounts receivable, the Company regularly performs evaluations of its customers' financial condition and credit worthiness.

Inventories Inventories are stated at the lower of cost or market; cost is determined on a first-in, first-out basis, and includes materials, labor and overhead.

Property and Equipment Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method based upon the estimated useful lives of the assets, which range from two to seven years, or the lease term of the respective assets, if less than the useful life.

Intangible Assets The Company has patents, licenses, developed technologies, acquired workforce, goodwill and other intangible assets, which are being amortized over their estimated useful lives on a straight-line basis over three to ten years.

Impairment of Long-Lived Assets The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Software Development Costs The Company capitalizes internally generated software development costs in accordance with Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." SFAS 86 requires capitalization of certain software development costs after technological feasibility has been established. Software development costs qualifying for capitalization were not material in 2001, 2000 and 1999. In 1998, the Company capitalized software development costs of $803,000, which are included in other assets at December 31, 2001 and 2000. The Company began amortizing the capitalized software development costs based on the ratio of units sold during the years to the total forecasted units of sales. Amortization expense was $131,000, $171,000 and $50,000 in 2001, 2000 and 1999, respectively.

Accrued Warranty Reserves Estimated warranty costs are recorded on product revenues and adjusted periodically based on historical and anticipated experience.

Revenue Recognition Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of EDS products to the FAA and other domestic customers that have been demonstrated to meet product specifications prior to shipment, product revenues are recognized at shipment and the portion of revenues relating to installation and training are deferred until such services are performed and accepted by the customer. The deferred installation and training revenues are based on the fair value of such services when performed separately for customers. Installation is generally not complex and is completed within a relatively short period of time, typically less than one week. The Company has a consistent history of completing routine installations and obtaining customer acceptance for domestic and international sales. Certain airport installations require more involved integration with baggage handling systems and, while not essential to the functionality of the machine, take longer than most routine installations. Integration services are separately priced from products in sales agreements and the Company recognizes service revenues under these agreements as services are performed.

Sales of EDS products and services to customers in foreign countries have varying contractual terms and are governed, in part, by regulations in foreign jurisdictions; accordingly, revenue is recognized based on the specific facts and circumstances surrounding each transaction. For foreign sales of EDS products that have been demonstrated to meet product specifications prior to shipment to customers, where title and risk of loss pass to the customer at shipment, and where the Company either has an enforceable claim at the balance sheet date for remaining unbilled amounts or has the ability to invoice the customer for any unbilled amounts after a fixed period of time regardless of whether installation is completed, product revenue is recognized at shipment and the fair value of installation and training revenue, if any, is deferred and recognized as services are performed. For sales of EDS products to certain foreign customers where title and risk of loss for such EDS products pass upon completion of installation, product and service revenues are recognized at the completion of installation and acceptance by the customer. In certain other sales of EDS products to foreign customers where a portion of the contract price is withheld until installation is completed and where the Company does not believe it has an enforceable claim at the balance sheet date through which it can realize some or all of the withheld amount, the greater of that portion of the contract price or the fair value of the installation and training is deferred and recognized as revenue at the completion of installation and acceptance by the customer. Deferred revenues from EDS product sales arise from advance payments received from customers for systems to be delivered in the next period.

Revenues from separate EDS service maintenance contracts are recognized ratably over the term of the agreements. For other services, service revenues are recognized as the services are performed. Deferred revenue for EDS services arises from advance payments received from customers for services not yet performed.

Revenues from Quantum government contracts and from Inovec product sales of the automation and control systems are recognized using the percentage-of-completion method based on costs incurred to date as a percentage of total estimated costs at completion. Provisions for estimated losses are accrued on those contracts that are anticipated to result in losses at the completion of the contract. Deferred revenue is recorded as advance payments are received for work not yet performed.

Research and Development Costs Research and development costs are charged to operations as incurred. Contractually reimbursable costs for certain research and development activities are reflected as a reduction to research and development expense in the period the related costs are incurred.

Stock-Based Compensation The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." The Company accounts for stock-based awards to nonemployees in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and Emerging Issues Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Income Taxes The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Certain Significant Risks and Uncertainties The Company operates in a dynamic and highly competitive industry and, accordingly, can be affected be a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations and cash flows: having sufficient manufacturing capacity to meet demand; dependence upon a limited number of suppliers for component parts; product liability and related claims if products fail; substantial reliance on orders from the U.S. government; potential competition from competing non-FAA certified equipment manufacturers; limited number of customers; a lengthy sales cycle which could result in not being able to obtain sales orders; risks associated with international sales including, but not limited to, political instability, changes in regulatory requirements, foreign currency risk, tariffs and other barriers, and negative tax consequences; limitations on the Company's intellectual property rights; failure of new EDS products to attain FAA certification; retaining key management personnel and employees; risks associated with special contracting requirements by governmental agencies or their budget processes which could limit product demand; inability to adapt to rapid technological change; and failure to properly protect the Company's intellectual property or having to enforce or defend against claims of intellectual property infringement.

Comprehensive Income Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. Comprehensive income (loss) was the same as net income (loss) for all periods presented.

Segment Information Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosures of segment information under a "management" approach. The Company has three reportable segments based on financial information regularly reviewed by the Company's management in deciding how to allocate resources and assess performance. The "EDS" segment is comprised of the business unit that deals with the development, manufacturing, marketing and support of explosive detection systems based on advanced CT technology. The "Quantum" segment is comprised of the business unit that deals with the development of technology for inspection, detection and analysis of explosives, primarily landmine detection, and other materials based on quadrupole resonance technology and passive magnetic sensing. The "Wood" segment is comprised of those business units that deal with the development of technology to optimize the value and yield of harvested timber based on different types of scanning technologies, including CT technology.

Fair Value of Financial Instruments The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, short-term debt and long-term debt. The carrying values of cash and cash equivalents, short-term investments and accounts receivable approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of short-term debt and long-term debt approximate fair value due to their variable interest rates which approximate market rates.

Net Income (Loss) Per Share Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average common shares outstanding for the period. Diluted net income (loss) per share reflects the weighted-average common shares outstanding plus the potential effect of dilutive securities or contracts which are convertible to common shares such as options, warrants, convertible debt and preferred stock (using the treasury stock method) and shares issuable in future periods, except in cases where the effect would be anti-dilutive.

*Recently Issued Accounting Standards*

Derivative Instruments and Hedging Activities On January 1, 2001, the Company adopted Statement of Financial Accounting

Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, requires that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet at its fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133, as amended, requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted SFAS 133, as amended, on January 1, 2001 and did not elect hedge accounting as defined by SFAS 133. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

The Company's international system sales and maintenance contracts are generally denominated in U.S. dollars. In instances where there are significant international system sales contracts denominated in a foreign currency, the Company enters into forward contracts to mitigate foreign exchange risk. The Company does not enter into market risk sensitive instruments for trading purposes. The Company had aggregate foreign currency forward contracts with notional amounts of $16.9 million and $1.4 million at December 31, 2001 and 2000, respectively. The fair value of these instruments, included in the consolidated balance sheets, was $47,000 and $4,000 at December 31, 2001 and 2000, respectively.

Business Combinations and Goodwill and Other Intangible Assets In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations" and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The Company adopted SFAS 142 for the fiscal year beginning January 1, 2002. Upon the adoption of SFAS 142, the Company will no longer amortize the carrying values of goodwill of $2.5 million or acquired workforce of $331,000 at January 1, 2002, resulting in a reduction in annual amortization expense of $426,000. The Company has not yet performed the impairment tests required by the standard.

Accounting for the Impairment or Disposal of Long-Lived Assets In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 on January 1, 2002. The adoption of this statement did not have a material impact on the consolidated financial statements.

## NOTE 3.
### Acquisition of Inovec, Inc.

Effective January 1, 2000, the Company acquired Inovec, Inc., a manufacturer of yield enhancement equipment for sawmills for an initial purchase price of $5.2 million in cash and stock, payable over a two-year period. The Company paid $2.4 million in cash and $1.8 million through issuance of 479,000 shares of common stock to the former shareholders of Inovec as the first three installments of the purchase price. The remaining obligation of $1.0 million is payable in stock to the former shareholders in April 2002 and is based on average share prices ten trading days prior to and ten trading days after March 31, 2002.

In addition, the Company was contingently liable under the purchase agreement in the event that Inovec achieved certain operating milestones during the years ended December 31, 2001 and 2000. Inovec achieved certain of these milestones and an additional $366,000 and $533,000 was recorded as additional goodwill at December 31, 2001 and 2000, respectively. As a result, the Company paid $267,000 in cash and $266,000 through issuance of 91,000 shares of common stock in 2001. The remaining obligation of $366,000 is payable in cash and stock in April 2002.

The transaction has been accounted for as a purchase and, accordingly, the results of operations of Inovec are only included in the consolidated financial statements for the years ended December 31, 2001 and 2000. The Company allocated the purchase price based on the fair value of assets acquired and liabilities assumed. Portions of the purchase price, including intangible assets, were identified by independent appraisers utilizing accepted valuation procedures and techniques. These intangible assets include approximately $1.5 million for developed technologies, $662,000 for the acquired workforce, $50,000 for covenants not to compete and the remaining $2.9 million for goodwill. These intangibles are being amortized over their estimated useful lives ranging from three to ten years. Upon the adoption of SFAS 142, the Company will no longer amortize the carrying values of goodwill of $2.5 million or acquired workforce of $331,000 at January 1, 2002, resulting in a reduction in annual amortization expense of $426,000.

The following unaudited pro forma data summarizes the results of operations for the year ended December 31, 1999 as if the acquisition of Inovec occurred on January 1, 1999. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of amortization of intangibles and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred on January 1, 1999, or that may be obtained in the future.

| Year ended Dec. 31, (unaudited) | 1999 |
|---|---|
| *(In thousands, except per share data)* | |
| Total revenues | $66,235 |
| Net loss | $ (188) |
| Basic net loss per share | $ (0.02) |
| Diluted net loss per share | $ (0.02) |

## NOTE 4.
### Research and Development Contracts and Grants

The Company has been awarded various research and development contracts and grants by the FAA and other government agencies to share in the costs of developing and enhancing the Company's products. During 2001, 2000 and 1999, the Company was entitled to reimbursements of $8.3 million, $1.7 million and $865,000, respectively, under research and development contracts and grants. Such reimbursements for direct costs, overhead and general and administrative expenses, have been reflected as a reduction to research and development expense, selling, general and administrative expense, and against the manufacturing and customer support overhead pools, in each period presented. Billings under such research and development contracts and grants are submitted to the FAA and other government agencies monthly on the basis of actual costs incurred. At December 31, 2001 and 2000, the related receivable balances from these contracts and grants were $3.3 million and $626,000, respectively.

## NOTE 5.
### Debt

Lines of Credit In October 2001, the Company renewed its two line of credit agreements with Silicon Valley Bank. The first agreement provides for maximum borrowings in an amount up to the lower of 80% of eligible domestic EDS receivables or $5.0 million. The second agreement is partially guaranteed by the Export-Import Bank ("EXIM") of the United States and provides for maximum borrowings in an amount up to the lower of: (a) the sum of 70% to 90% of eligible EDS export accounts receivable plus the lower of: (i) 70% of eligible raw materials and work-in-process inventory designated for export customers; (ii) 60% of outstanding loans under this agreement, or; (iii) $2.0 million, or; (b) $5.0 million. Borrowings under both agreements bear interest at the bank's prime rate (4.75% at December 31, 2001) plus 1.5% and are secured by EDS assets. The agreements expire in October 2002 and require that the EDS segment maintain certain levels of tangible net worth and intercompany balances from its wholly-owned subsidiaries, and also prohibit the Company from paying cash dividends. Proceeds of loans under both lines of credit may be used for general corporate purposes in EDS operations. At December 31, 2001, the Company had borrowings outstanding of $1.8 million under the domestic EDS agreement and no amounts outstanding under the EXIM agreement. Additionally, the Company had outstanding guarantees to customers through issuance of letters of credit secured by the lines of credit totaling $1.4 million and foreign exchange contracts for which a 10% reserve of $1.7 million is secured by the lines of credit. The remaining available borrowing capacity under the lines of credit was $5.1 million at December 31, 2001, based on eligible EDS accounts receivable and inventories as of that date.

In August 2001, Inovec entered into a line of credit agreement with Pacific Continental Bank. The agreement provides for a $1.5 million working capital line of credit and is secured by assets of Inovec. The agreement bears interest at the bank's prime rate (4.75% at December 31, 2001) plus 1.0% with an interest rate floor of 7.25%. The agreement expires in August 2002 and requires that Inovec maintain certain levels of tangible net worth and debt/worth ratios. Proceeds of loans under the line of credit may be used for general corporate purposes in Inovec's operations. The Company had no amounts outstanding at December 31, 2001.

Long-Term Debt The Company previously borrowed against a committed equipment line of credit agreement with Silicon Valley Bank, which converted into a term loan after draw down. Borrowings are secured by the assets purchased or financed. At December 31, 2001, the Company had an outstanding $199,000 term loan due June 2003. The term loan bears interest at the bank's prime rate (4.75% at December 31, 2001) plus 1.5%.

## NOTE 6.
### Stockholders' Equity

Common Stock In September 2001, the Company entered into an agreement with Donald & Co. for investment advisory and financing related services. The president of Donald & Co. is a member of the Board of Directors. Under this agreement,

Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of the Company's common stock at a price of $9.95 per share, the closing price of the Company's common stock on the day prior to the date of issuance. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78%, and a contractual life of five years. As of December 31, 2001, no shares of common stock had been purchased under the warrant. One-half of the cash retainer and warrant, related to on-going investment and financial advisory services, is recorded in other current assets and is being amortized over the one-year term of the agreement. The Company recorded amortization expense of $88,000 in 2001. The remaining balance of $350,000, related to services provided in connection with a follow-on offering, is recorded in other non-current assets and will be netted against the proceeds, if any, from the offering in 2002.

In October 2001, the Company issued non-qualified stock options to a consultant to purchase 15,000 shares of common stock at a price of $14.06 per share. The options have a one-year cliff vesting term and expire ten years from date of issuance. The fair value of the options at December 31, 2001 was $403,000, which was estimated as of December 31, 2001 using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 5.15%, volatility of 83%, and a contractual life of ten years. The Company is recording compensation expense over the vesting period of the options, for which the fair value is adjusted for changes in the fair value of common stock in subsequent periods. During the year ended December 31, 2001, the Company recorded compensation expense of $67,000.

In 2001 and 2000, under the terms of the acquisition of Inovec, the Company issued 570,000 shares of common stock to the former shareholders of Inovec. The remaining stock obligation under the purchase agreement of $1.2 million is payable to the former shareholders in April 2002 and is based on average share prices ten trading days prior to and ten trading days after March 31, 2002.

In 1999, the Company repurchased 85,600 shares of its common stock at prevailing market prices for a total of $334,000. In 1998, the Company repurchased 114,900 shares of its common stock at prevailing market prices for a total of $865,000.

Under the terms of the acquisition of Quantum in September 1997, 777,000 shares of common stock have been either issued to Quantum shareholders in exchange for all the Quantum capital stock outstanding or reserved for issuance in connection with Quantum common stock options outstanding prior to the acquisition which were converted into options to purchase InVision common stock.

At December 31, 2001, the Company has reserved shares of common stock for issuance as follows:

| | |
|---|---|
| Options available and outstanding under stock option plans | 2,596,387 |
| Shares reserved for future issuance under stock option plans | 1,017,340 |
| Shares reserved for sale under employee stock purchase plan | 150,035 |
| Common stock warrant issued and outstanding | 100,000 |
| Shares reserved for issuance pursuant to a consulting agreement | 10,916 |
| Shares reserved to be exchanged for Quantum stock certificates that have not yet been turned in for exchange | 8,947 |
| Total | 3,883,625 |

## NOTE 7.

### Employee Stock and Benefit Plans

Equity Incentive Plans The Company has several stock option plans (the "Equity Plans") for its officers, employees, consultants and directors of the Company. The Equity Plans provide for the granting of incentive and non-qualified stock options, stock bonus awards, rights to purchase restricted stock and stock appreciation rights (together "Stock Awards") for the purchase of up to an aggregate of 5,166,319 shares of the Company's common stock by officers, employees, consultants and directors of the Company. The Board of Directors is responsible for administration of the Equity Plans and also determines the terms of each Stock Award. Options granted under the Equity Plans generally vest over a four year period. In the event of a change in control transaction, Stock Awards then outstanding shall be continued or assumed by the surviving entity or similar awards shall be substituted therefor. If the surviving entity refuses to do so, then the vesting of or rate of lapse of repurchase rights on such Stock Awards shall accelerate in full to the date immediately prior to the effective date of such change in control transaction. With respect to officers and directors only, even if the surviving entity continues, assumes or substitutes Stock Awards, the vesting or rate of lapse of repurchase rights on such Stock Awards shall accelerate in full upon an involuntary termination without "cause" or a "constructive termination" as those terms are defined in the officers' and directors' respective option agreements within a year following the effective date of the change in control transaction.

Incentive and non-qualified stock options may be granted at an exercise price per share of not less than 85% of the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock and not less than 100% for incentive stock options under certain plans). Options granted under the Equity Plans generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Options granted generally vest 25% one year after issuance and 1/16th each quarter thereafter for three years.

The activity under the Equity Plans was as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| *(In thousands, except per share data)* | | | | | | |
| Outstanding at beginning of period | 2,831 | $4.07 | 1,977 | $4.25 | 1,759 | $4.09 |
| Granted | 827 | $4.02 | 1,143 | $4.09 | 504 | $4.98 |
| Exercised | (463) | $4.54 | (63) | $5.37 | (105) | $0.93 |
| Canceled (un-vested) | (414) | $4.38 | (158) | $5.13 | (97) | $6.33 |
| Expired (vested) | (185) | $5.27 | (68) | $6.05 | (84) | $6.89 |
| Outstanding at end of period | 2,596 | $3.82 | 2,831 | $4.07 | 1,977 | $4.25 |
| Options exercisable at period end | 1,203 | $3.52 | 1,396 | $3.79 | 1,260 | $3.65 |
| Weighted average grant date fair value of options granted during the year | | $2.55 | | $2.22 | | $2.74 |

Information relating to stock options outstanding under the Equity Plans at December 31, 2001 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| *(In thousands, except per share data)* | | | | | |
| $ 0.55– 0.55 | 310 | 3.1 | $ 0.55 | 310 | $0.55 |
| $ 0.97– 1.44 | 223 | 3.9 | $ 1.11 | 219 | $1.10 |
| $ 1.81– 2.51 | 750 | 9.1 | $ 2.26 | 25 | $1.81 |
| $ 2.75– 4.13 | 220 | 8.5 | $ 3.68 | 43 | $3.72 |
| $ 4.16– 6.19 | 645 | 7.8 | $ 4.70 | 274 | $4.81 |
| $ 6.50– 9.70 | 352 | 6.0 | $ 6.91 | 332 | $6.91 |
| $12.35–14.80 | 80 | 9.8 | $14.64 | — | $ — |
| $20.22–26.16 | 16 | 9.9 | $22.45 | — | $ — |
| | 2,596 | 7.2 | $ 3.82 | 1,203 | $3.52 |

1996 Employee Stock Purchase Plan The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in March 1996. A total of 600,000 shares of common stock has been reserved for issuance under the Purchase Plan. As of December 31, 2001, 449,965 shares have been issued under the Purchase Plan.

Fair Value Disclosures Had compensation cost for options granted in 2001, 2000 and 1999 under the Company's Equity Plans been determined based on the fair value at the grant dates, as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and pro forma net income (loss) per share would have been as follows:

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| *(In thousands, except per share data)* | | | |
| Net income (loss): | | | |
| As reported | $7,523 | $(1,806) | $ 383 |
| Pro forma | $6,417 | $(3,056) | $(1,223) |
| Pro forma net income (loss) per share: | | | |
| Basic: | | | |
| As reported | $ 0.58 | $ (0.14) | $ 0.03 |
| Pro forma | $ 0.49 | $ (0.24) | $ (0.10) |
| Diluted: | | | |
| As reported | $ 0.52 | $ (0.14) | $ 0.03 |
| Pro forma | $ 0.45 | $ (0.24) | $ (0.10) |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Average risk free rate of return | 4.46–4.98% | 6.32–6.68% | 5.10–5.31% |
| Weighted average expected option life | 4.0 years | 3.8 years | 4.3 years |
| Volatility rate | 88% | 66% | 65% |
| Dividend yield | 0% | 0% | 0% |

1997 Employee 401(k) Plan The InVision Technologies, Inc. 401(k) Plan (the "401(k) Plan") was established in 1992 to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 20% of their annual compensation to the 401(k) Plan, limited to a maximum amount as set periodically by the Internal Revenue Service. Beginning in July 1997, the Company began matching employee contributions at the rate of $0.50 on the dollar up to a maximum of 6% of the employee's gross compensation. All matching contributions vest immediately. Company matching contributions to the 401(k) Plan totaled $524,000, $395,000 and $351,000 in 2001, 2000 and 1999, respectively.

## NOTE 8.
## Commitments

The Company leases facilities and equipment under non-cancelable leases expiring at various times through 2007. The existing facilities lease for the corporate facility in Newark, California includes an option to renew for an additional five years through 2012. Future minimum lease payments under these leases at December 31, 2001 are as follows:

| Year Ending December 31, | Operating Leases | Capital Leases |
|---|---|---|
| *(In thousands)* | | |
| 2002 | $1,458 | $53 |
| 2003 | 1,283 | 19 |
| 2004 | 1,218 | 16 |
| 2005 | 1,252 | — |
| 2006 | 1,297 | — |
| Years thereafter | 825 | — |
| | $7,333 | 88 |
| Less: amount representing interest | | (12) |
| Present value of net minimum lease payments | | 76 |
| Less: current portion of capital lease obligations | | (46) |
| Long-term capital lease obligations | | $30 |

Rent expense for facilities located in Newark, California; San Diego, California; Eugene, Oregon; and in the United Kingdom was $1,646,000, $1,529,000 and $1,445,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

The lease on the corporate office and manufacturing facility in Newark, California includes scheduled base rent increases over the term of the lease. The total amount of base rent payments is being charged to expense on the straight-line method over the term of the lease. In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. At December 31, 2001 and 2000, the Company has recorded long-term deferred rent of $584,000 and $539,000, respectively, to reflect the excess of rent expense over cash payments since inception of the lease.

## NOTE 9.
## Net Income (Loss) Per Share

The following is a reconciliation between the components of the basic and diluted net income (loss) per share calculations for the periods presented below:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | | | 2000 | | | 1999 | | |
| | Income (loss) | Weighted Average Shares | Per Share Amount | Income (loss) | Weighted Average Shares | Per Share Amount | Income (loss) | Weighted Average Shares | Per Share Amount |
| *(In thousands, except per share data)* | | | | | | | | | |
| Basic net income (loss) per share | $7,523 | 12,998 | $0.58 | $(1,806) | 12,510 | $(0.14) | $383 | 12,133 | $0.03 |
| Effect of dilutive securities: | | | | | | | | | |
| Options and warrants | — | 1,081 | (0.05) | — | — | — | — | 618 | — |
| Stock payable in connection with acquisition of subsidiary | — | 264 | (0.01) | — | — | — | — | — | — |
| *Diluted net income (loss) per share* | $7,523 | 14,343 | $0.52 | $(1,806) | 12,510 | $(0.14) | $383 | 12,751 | $0.03 |

The computation of diluted net loss per share for the year ended December 31, 2000 does not include shares issuable upon exercise of options of 1,046,222 and issuance of common stock related to the acquisition of Inovec payable April 2001 and 2002 based on average share prices prior to the scheduled payment dates, because their effect would have been anti-dilutive.

### NOTE 10.

### *Income Taxes*

For 2001, 2000 and 1999, the provision (benefit) for income taxes consists of the following:

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| *(In thousands)* | | | |
| Current: | | | |
| Federal | $ 887 | $333 | $188 |
| State | 364 | 30 | 4 |
| Foreign | — | — | 9 |
| | 1,251 | 363 | 201 |
| Deferred: | | | |
| Federal | (4,631) | (363) | (134) |
| State | (1,191) | — | — |
| | (5,822) | (363) | (134) |
| Total provision (benefit) | $(4,571) | $ — | $ 67 |

The Company's effective tax rate for 2001, 2000 and 1999 differs from the U.S. federal statutory income tax rate as follows:

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. federal statutory rate | 35.0% | (35.0)% | 35.0% |
| State taxes, net of federal taxes | 1.4 | 1.7 | 0.3 |
| Non-deductible intangible assets | 10.5 | 15.4 | — |
| Change in valuation allowance | (194.1) | 17.6 | — |
| Utilization of net operating loss carryforwards | — | — | (35.1) |
| Research and development credits | (4.1) | — | — |
| Other | (3.5) | 0.3 | 14.8 |
| Effective tax rate | (154.8)% | 0.0% | 15.0% |

Deferred tax assets (liabilities) at December 31, 2001 and 2000 consist of the following:

| December 31, | 2001 | 2000 |
|---|---|---|
| *(In thousands)* | | |
| Assets: | | |
| Reserves and accruals | $3,415 | $3,311 |
| Net operating loss carryforwards | 1,911 | 1,669 |
| Tax credits | 1,254 | 950 |
| Other | 190 | 597 |
| | 6,770 | 6,527 |
| Liabilities: | | |
| Other | (451) | (299) |
| Valuation allowance | — | (5,731) |
| Net deferred tax assets | $6,319 | $ 497 |
| As reported in the consolidated balance sheet: | | |
| Deferred income taxes, current | $4,082 | $ 497 |
| Deferred income taxes, non-current | 2,237 | — |
| Net deferred tax assets | $6,319 | $ 497 |

The Company provides a valuation allowance for deferred tax assets when it is more likely than not, based upon currently available evidence and other factors, that some portion or all of the deferred tax assets will not be realized. During the fourth quarter of 2001, the Company determined that a valuation allowance was no longer necessary based on an evaluation of current evidence including, among other things, the passage of the Transportation Security Act, and its effect on the Company's estimates of future earnings as well as contracts and customer orders entered into during the fourth quarter of 2001. Accordingly, the Company reversed its deferred tax asset valuation allowance of $5.7 million in the fourth quarter of 2001, which more than offset the provision for the current year's income tax expense.

At December 31, 2001, the Company had federal and state net operating loss carryforwards of approximately $5.0 million and $1.1 million, respectively, available to reduce future federal and state taxable income. The Company's federal net operating loss carryforwards expire from 2010 to 2021 and its state net operating loss carryforwards expire in 2011. The Company's tax credit carryforwards of $1.3 million expire from 2005 to 2021. The tax benefit of the net operating loss and credit carryforwards may be limited due to the impact of the Tax Reform Act of 1986. Events which may cause the tax benefit to be limited include, but are not limited to, a cumulative stock ownership change of more than 50%, as defined, over a three year period and the timing of utilization of various tax benefits carried forward.

The Company's income taxes payable have been reduced by the income tax benefits associated with employee stock transactions. These benefits were credited directly to stockholders' equity and amounted to $2.2 million in 2001.

### NOTE 11.

### Industry Segments, Major Customers and Geographic Information

Under the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has three reportable segments based on financial information regularly reviewed by the Company's management in deciding how to allocate resources and assess performance.

Financial information by business segment is as follows:

| | EDS | Quantum | Wood | Total |
|---|---|---|---|---|
| *(In thousands)* | | | | |
| 2001 | | | | |
| Revenues: | | | | |
| Product revenues | $36,505 | $ 322 | $ 9,709 | $46,536 |
| Service revenues | 9,584 | 107 | 1,548 | 11,239 |
| Government contract revenues | — | 16,556 | — | 16,556 |
| Total revenues | $46,089 | $16,985 | $11,257 | $74,331 |
| Net income (loss) | $ 8,729 | $ 673 | $ (1,879) | $ 7,523 |
| December 31, 2001 | | | | |
| Total assets | $76,431 | $ 4,935 | $ 8,367 | $89,733 |
| 2000 | | | | |
| Revenues: | | | | |
| Product revenues | $46,499 | $ 307 | $11,907 | $58,713 |
| Service revenues | 8,278 | — | 1,523 | 9,801 |
| Government contract revenues | — | 10,632 | — | 10,632 |
| Total revenues | $54,777 | $10,939 | $13,430 | $79,146 |
| Net income (loss) | $ 318 | $ 7 | $ (2,131) | $ (1,806) |
| December 31, 2000 | | | | |
| Total assets | $57,261 | $ 4,056 | $ 8,015 | $69,332 |
| 1999 | | | | |
| Revenues: | | | | |
| Product revenues | $43,001 | $ 159 | $ — | $43,160 |
| Service revenues | 4,582 | — | — | 4,582 |
| Government contract revenues | — | 10,694 | — | 10,694 |
| Total revenues | $47,583 | $10,853 | $ — | $58,436 |
| Net income (loss) | $ 1,457 | $ 17 | $ (1,091) | $ 383 |

At December 31, 2001, the Company has accounts receivable from customers (including research and development reimbursements from the FAA and other government agencies) located in the United States, Europe, Middle East, Asia Pacific and other areas of $16.8 million, $9.5 million, $248,000, $156,000 and $469,000, respectively. At December 31, 2001, one customer accounted for 37.5% of total accounts receivable and a second customer accounted for 15.5% of total accounts receivable. At December 31, 2000, one customer accounted for 54.7% of total accounts receivable.

Significant customers which represented 10% or more of total revenues for the respective periods were as follows:

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| FAA | 29% | 42% | 67% |
| Defense Advanced Research Projects Agency | 0% | 2% | 11% |

The Company markets its products both domestically and internationally. Total revenues by geographic region, based on the location of the customer placing the order, are as follows:

| Year Ended December 31, | 2001 | 2000 | 1999 |
|---|---|---|---|
| *(In thousands)* | | | |
| United States | $50,157 | $58,441 | $49,830 |
| Europe | 17,099 | 11,939 | 3,084 |
| Middle East | 3,170 | 1,773 | 450 |
| Asia Pacific | 1,099 | 5,239 | 2,979 |
| Other | 2,806 | 1,754 | 2,093 |
| Total Worldwide Revenues | $74,331 | $79,146 | $58,436 |

Substantially all of the Company's long-lived assets are located in the United States.

### NOTE 12.

### Related Party Transactions

In 2001, 2000 and 1999, the Company recorded professional and consulting fees of $284,000, $188,000 and $199,000, respectively, as compensation to the Company's directors for services provided as members of the Board of Directors as well as consulting services rendered to the Company not in connection with their services as directors.

In September 2001, the Company entered into an agreement with Donald & Co. for investment advisory and financing related services. The president of Donald & Co. is a member of the Board of Directors. Under this agreement, Donald & Co. received a $50,000 cash retainer and a fully-vested warrant to purchase 100,000 shares of the Company's common stock at a price of $9.95 per share, the closing price of the Company's common stock on the day prior to the date of issuance. The warrant expires five years from date of issuance. The fair value of the warrant was $650,000, which was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividends, risk-free interest rate of 3.94%, volatility of 78%, and a contractual life of five years. As of December 31, 2001, no shares of common stock had been purchased under the warrant. One-half of the cash retainer and warrant, related to on-going investment and financial advisory services, is recorded in other current assets and is being amortized over the one-year term of the agreement. The Company recorded amortization expense of $88,000 in 2001. The remaining balance of $350,000, related to services provided in connection with a follow-on offering, is recorded in other non-current assets and will be netted against the proceeds, if any, from the offering in 2002.

In August 1996, January 1997 and January 1999, the Company entered into consulting agreements with BGI, Inc. ("BGI"), a Virginia-based international consulting firm engaged to assist the Company with the marketing of the Company's EDS products to the U.S. Government. In March 1998, Morris Busby, president and a controlling shareholder of BGI, was elected to the Company's Board of Directors. The Company paid consulting fees for BGI consulting services of $120,000 and $120,000 in 2000 and 1999, respectively, and recorded additional consulting expenses of $108,000 pursuant to an agreement to issue common stock. The agreement expired on December 31, 2000.

## *NOTE 13.*
### *License Agreements*

In connection with the formation of the Company, the Company obtained an exclusive, worldwide, and fully-paid license, as amended, from Imatron, Inc. regarding its patents and know-how related to (a) scanners for inspection of mail, freight, parcels, baggage and wood products, and (b) compact medical scanners for military field applications. The license allows the Company to develop, manufacture and sell systems based on a different type of CT technology than is currently incorporated in the Company's CTX Series. The license applies to (a) scanners for the inspection of mail, freight, parcels, baggage and wood products, and (b) compact medical scanners for military field applications. The Company, in exchange, granted to Imatron an exclusive, worldwide and fully paid license under the Company's then existing or future patents and know-how to permit Imatron to utilize such technology in medical scanners other than compact medical scanners for military field applications. The license expires in 2009.

In April 1999, Quantum entered into a Technology License Agreement with International Business Machines (IBM). This agreement is a 10-year, non-exclusive, non-transferable, worldwide license for certain detection technology. A one-time license fee was paid to IBM. Quantum is subject to royalty payments based upon the net sales price of certain products sold or otherwise transferred by IBM. There is no minimum royalty payment.

In June 1997, Quantum entered into a joint venture to perform research and development related to certain detection technologies. In exchange for a 38% ownership interest in the joint venture, Quantum granted a non-exclusive, royalty free, perpetual, transferable sub-license on the Superconductor Technology, agreed that the joint venture will be the sole source of fabrication and testing of products developed by the joint venture, and agreed to guarantee one-half of a $200,000 working capital loan to the joint venture. In connection with the formation of the joint venture, Quantum sold equipment to the joint venture in exchange for an eleven-year note receivable of $100,000, bearing interest at 6.7% per annum. In January 1999, Quantum sold sufficient shares to reduce its ownership in the joint venture to 10% and was released from its obligation to guarantee one-half of the working capital loan to the joint venture.

In March 1995, Quantum executed a ten-year exclusive license agreement with a third party. Quantum is subject to royalty payments based on a percentage of the net sales price of certain products made, used or sold. Minimum annual royalties of $20,000 are due beginning in calendar year 1997 through the remaining term of the agreement. Quantum did not incur royalty expense under this agreement in 1995 or 1996, and paid the minimum royalty of $20,000 in 1997, and 1998. In January 1999, Quantum and the licensor agreed to modify the license by expanding the field of use, increasing the minimum annual royalty to $70,000 and extending the term until January 2009. Quantum paid a one-time fee of $50,000 to obtain such modification and extension and made the minimum annual royalty of $70,000 for each of the years 1999 through 2001.

In recognition of development costs incurred by Quantum Design, Inc. ("QD") prior to the spin-out of Quantum, Quantum agreed to pay QD a royalty rate of 4% of net sales of certain products, whether sold by Quantum or any licensee, for a period of six years from the effective date of the agreement, April 15, 1994. The agreement also established minimum royalty payments of $50,000 in years 1997 and 1998, which were applied against royalties that become due to QD in the respective fiscal years. This agreement expired in 2000.

## *NOTE 14.*
### *Litigation*

The Company may be involved, from time to time, in other litigation, including litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate would have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

## NOTE 15.

### Balance Sheet Components

| December 31, | 2001 | 2000 |
|---|---|---|
| *(in thousands)* | | |
| Accounts receivable, net: | | |
| Billed | $16,735 | $12,544 |
| Unbilled | 10,693 | 10,056 |
| Other receivables | 166 | 249 |
| Subtotal | 27,594 | 22,849 |
| Less: allowance for doubtful accounts | (355) | (302) |
| Total | $27,239 | $22,547 |
| Inventories: | | |
| Raw material and purchased components | $ 8,148 | $ 9,270 |
| Field service spare parts | 9,877 | 6,240 |
| Work-in-process | 5,794 | 4,162 |
| Finished goods | 3,285 | 535 |
| Total | $27,104 | $20,207 |
| Property and equipment, net: | | |
| Machinery and equipment | $ 6,749 | $ 6,077 |
| Self constructed assets | 5,550 | 5,266 |
| Furniture and fixtures | 1,139 | 1,121 |
| Leasehold improvements | 3,214 | 3,013 |
| Subtotal | 16,652 | 15,477 |
| Less: accumulated depreciation and amortization | (10,939) | (8,736) |
| Total | $ 5,713 | $ 6,741 |
| Intangible assets, net: | | |
| Goodwill | $ 2,912 | $ 2,547 |
| Developed technologies | 1,535 | 1,535 |
| Acquired workforce | 662 | 662 |
| Patents | 362 | 334 |
| Licenses | 83 | 83 |
| Covenant not to compete | 50 | 50 |
| Subtotal | 5,604 | 5,211 |
| Less: accumulated amortization | (1,593) | (799) |
| Total | $ 4,011 | $ 4,412 |
| Accrued liabilities: | | |
| Warranty and other reserves | $ 3,175 | $ 4,352 |
| Accrued employee compensation | 5,499 | 3,172 |
| Income taxes | 210 | 1,302 |
| Other | 3,938 | 2,387 |
| Total | $12,822 | $11,213 |

Unbilled receivables are comprised of those amounts billable to customers upon satisfaction of certain activities, such as installation and final acceptance, amounts under percentage of completion contracts which are not yet billed at the balance sheet date and other amounts not yet billed due to timing of invoice preparation.

Self-constructed assets are manufactured by the Company for use in system testing and support, and include the cost of parts and materials, and an overhead allocation. The Company depreciates self-constructed assets over their respective estimated useful lives which range from three to five years.

During the years ended December 31, 2001, 2000 and 1999, the Company recorded amortization expense for its intangible assets of $794,000, $682,000 and $24,000, respectively.

At December 31, 2001 and 2000, the Company had $256,000 and $382,000, respectively, of capitalized lease equipment and related accumulated amortization of $183,000 and $195,000, respectively.

## NOTE 16.

### Subsequent Events

On February 12, 2002, the Company filed a Form S-3 Registration Statement under the Securities Act of 1933 and expects to sell 2,500,000 shares of common stock in a secondary offering. The Company expects to use the proceeds of the offering for general corporate purposes, including working capital and capital expenditures, and to acquire other complementary products, technologies or businesses when the opportunity arises. In addition, selling stockholder may sell another 500,000 shares of common stock in the offering. The Company would not receive any of the proceeds from the sale of these shares.

In February 2002, the Transportation Security Administration placed an order with the Company for 100 EDS units as well as parts to build an additional 300 EDS units. The order for the equipment and parts totalled approximately $169.8 million.

On February 28, 2002, the Company's stockholders approved an increase in the number of authorized shares of common stock, previously approved by the Board of Directors, from 20,000,000 shares to 60,000,000 shares and the Company filed an amendment to its certificate of incorporation effecting this increase.

### *Selected Quarterly Financial Data (Unaudited)*

| Quarter ended 2001 | Apr. 1 | Jul. 1 | Sept. 30 | Dec. 31 |
|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | |
| Total revenues | $17,497 | $17,400 | $16,404 | $23,030 |
| Gross profit | 6,428 | 5,337 | 5,353 | 8,259 |
| Net income | 89 | 144 | 447 | 6,843 |
| Basic income per share | 0.01 | 0.01 | 0.03 | 0.51 |
| Diluted income per share | 0.01 | 0.01 | 0.03 | 0.43 |

| Quarter ended 2000 | Apr. 2 | Jul. 2 | Oct. 1 | Dec. 31 |
|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | |
| Total revenues | $18,679 | $16,982 | $22,141 | $21,344 |
| Gross profit | 5,759 | 5,222 | 7,091 | 7,380 |
| Net income (loss) | (660) | (1,665) | 197 | 322 |
| Basic income (loss) per share | (0.05) | (0.13) | 0.02 | 0.03 |
| Diluted income (loss) per share | (0.05) | (0.13) | 0.01 | 0.02 |

### *Market Information*

Our common stock has been traded on the Nasdaq National Market under the symbol "INVN" since May 15, 1997. Prior to that date, our common stock had been traded on the Nasdaq SmallCap Market under the symbol "INVN" since April 23, 1996. The following table sets forth for the periods indicated the high and low closing sale prices for our common stock, as reported by the Nasdaq National Market.

| | High | Low |
|---|---|---|
| Year ended December 31, 2001 | | |
| First quarter | $ 3.25 | $ 1.44 |
| Second quarter | 4.09 | 2.40 |
| Third quarter | 10.75 | 3.02 |
| Fourth quarter | 45.50 | 9.50 |
| Year ended December 31, 2000 | | |
| First quarter | $ 7.13 | $ 3.66 |
| Second quarter | 6.81 | 4.00 |
| Third quarter | 4.41 | 3.53 |
| Fourth quarter | 3.69 | 1.38 |

On March 26, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $39.22. As of December 31, 2001, there were 13,539,278 shares of our common stock outstanding held by 270 holders of record.

### *Dividends*

We have never declared or paid any cash dividends on our capital stock, and we have agreed not to pay cash dividends under our current bank line of credit. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
InVision Technologies, Inc.
Newark, California

We have audited the accompanying consolidated balance sheets of InVision Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InVision Technologies, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Jose, California
February 11, 2002
(February 28, 2002 as to Note 16)

## REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
InVision Technologies, Inc.

In our opinion, the accompanying consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the results of operations, cash flows and changes in stockholders' equity of InVision Technologies, Inc. and its subsidiaries for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California
February 9, 2000

InVision Technologies

## Board of Directors

**Stephen Blum**
*President*
*Donald & Co. Securities, Inc.*

**Dr. Douglas P. Boyd**
*Chairman of the Board*
*Imatron, Inc.*

**Ambassador Morris D. Busby**
*President*
*BGI, Inc.*

**Dr. Giovanni Lanzara,**
*Chairman of the Board*
*InVision Technologies, Inc.*
*Professor and President of the*
*Transportation and Engineering Department*
*University of Aquila, Rome, Italy*

**Dr. Sergio Magistri**
*President and Chief Executive Officer*
*InVision Technologies, Inc.*

**David Pillor**
*Sr. Vice President, Marketing and Sales*
*InVision Technologies, Inc.*

**Dr. Bruno Trezza**
*Professor of Economics*
*University of "La Sapienza"*
*Rome, Italy*

**Louis A. Turpen**
*President and Chief Executive Officer*
*Greater Toronto Airports Authority*

## Investor Relations

Investor inquiries should be directed to:
InVision Investor Relations
510.739.2511
Email: investor_relations@invision.iip.com

## Form 10-K

**Stockholders may obtain a copy of the Form 10-K as filed with the Securities and Exchange Commission, without charge, by contacting:**
InVision Technologies, Inc.
Investor Relations Department
7151 Gateway Blvd., Newark, CA 94560
Phone: 510.739.2511
Fax: 510.608.0770
Email: investor_relations@invision.iip.com

## Transfer Agent and Registrar

For inquiries related to stock certificates, changes of address or other general correspondence concerning stockholder accounts, please contact:
Equiserve Trust Company
150 Royall St.
Canton, MA 02021
781.575.3766

## Independent Auditors

Deloitte & Touche LLP
San Jose, California

## Legal Counsel

Cooley Godward LLP
Palo Alto, California

The statements in this Annual Report regarding future events are forward-looking statements. We have attempted to identify these forward-looking statements with words such as "will," "believe," "intend," "anticipate," "predict" and "plan." Actual results may differ materially as a result of risks and uncertainties, including: if our manufacturing capacity is not sufficient to meet demand for our EDS products, or our suppliers do not supply us with components in a timely manner, customers will obtain EDS products from other sources and we will lose these revenue opportunities; many of our customers are governmental entities subject to budgeting limitations, which may limit the amount of our products that they can purchase; we have granted a royalty-bearing limited license to the U.S. government to have our products produced by other manufacturers, and if these other manufacturers do produce our products then we may lose revenue opportunities; because of the increased market for our EDS products, new competitors may enter the market, which could substantially increase competition and hurt our business; we rely on large orders from a few customers, and the loss of any large order would materially hurt our business; as well as other factors discussed under the caption "Risk Factors" in Item 2. Business of our Annual Report on Form 10-K/A.

InVision Technologies

7151 GATEWAY BOULEVARD NEWARK, CALIFORNIA 94560
T 510.739.2400 F 510.739.6400